   UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 17 August 2017

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: August 17, 2017	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director

FY17 RESULTS

FOR THE YEAR ENDED
30 JUNE 2017

HARMONY



Harmony Gold Mining Company Limited
("Harmony" or "Company")
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR
NYSE share code: HMY
ISIN: ZAE000015228

KEY FEATURES

- Milestone fatality free quarter achieved during the June 2017 quarter; annual fatality rates improved
- Met production guidance for a second consecutive year
- Underground grade increased for fifth consecutive year to 5.07g/t
- 35% increase in headline earnings per share (HEPS) of 298 SA cents (47% to 22 US cents)
- Continued to secure cash margins through successful hedging strategy, realising gains of R1 747 million (US$128 million)
- 18% reduction in net debt to R887 million (8% to US$68 million)
- Growing ounces – acquired full ownership of Hidden Valley – stages 5 and 6 investment on track
- Sustainable and inclusive solutions sought to address silicosis claims
- Final dividend of 35 SA cents (3 US cents) declared

		Year ended June 2017	Year ended June 2016	% Variance
Gold produced	– kg	**33 836**	33 655	1
	– oz	**1 087 852**	1 082 035	1
Cash operating costs	– R/kg	**436 917**	392 026	(11)
	– US$/oz	**1 000**	841	(19)
Gold sold	– kg	**34 150**	33 642	2
	– oz	**1 097 944**	1 081 615	2
Underground grade	– g/t	**5.07**	5.02	1
Total costs and capital[1, 2]	– R/kg	**510 006**	457 276	(12)
	– US$/oz	**1 167**	981	(19)
All-in sustaining costs[2, 3]	– R/kg	**516 687**	467 611	(10)
	– US$/oz	**1 182**	1 003	(18)
Gold price received	– R/kg	**570 164**	544 984	5
	– US$/oz	**1 304**	1 169	12
Production profit	– R million	**4 452**	5 084	(12)
	– US$ million	**327**	350	(7)
Basic earnings/(loss) per share	– SAc/s	**83**	218	(62)
	– USc/s	**5**	15	(66)
Headline earnings	– Rm	**1 306**	964	35
	– US$m	**95**	67	43
Headline earnings per share	– SAc/s	**298**	221	35
	– USc/s	**22**	15	47
Exchange rate	– R/US$	**13.60**	14.50	(6)

[1] *Excludes investment capital for Hidden Valley*
[2] *Figures for the year ended June 2016 restated to include capitalised stripping*
[3] *Excludes share-based payment charge*

HARMONY'S ANNUAL REPORTS

Harmony's Integrated Annual Report, the Sustainable Development Information which serves as supplemental information to the Integrated Annual Report and its annual report filed on a Form 20F with the United States' Securities and Exchange Commission for the financial year ended 30 June 2017 will be available on our website (www.harmony.co.za/investors) on 26 October 2017. Mineral resource and reserve information as at 30 June 2017 is included in this report.

SHAREHOLDER INFORMATION

Issued ordinary share capital at 30 June 2017	439 957 199
Issued ordinary share capital at 30 June 2016	437 299 479
MARKET CAPITALISATION	
At 30 June 2017 (ZARm)	9 538
At 30 June 2017 (US$m)	728
At 30 June 2016 (ZARm)	22 945
At 30 June 2016 (US$m)	1 567
HARMONY ORDINARY SHARES AND ADR PRICES	
12-month high (1 July 2016 – 30 June 2017) for ordinary shares	66.65
12-month low (1 July 2016 – 30 June 2017) for ordinary shares	20.68
12-month high (1 July 2016 – 30 June 2017) for ADRs	4.81
12-month low (1 July 2016 – 30 June 2017) for ADRs	1.59
FREE FLOAT	100%
ADR RATIO	1:1
JSE LIMITED	HAR
Range for year (1 July 2016 – 30 June 2017 closing prices)	R20.68 – R66.65
Average daily volume for the year (1 July 2016 – 30 June 2017)	2 023 722 shares
Range for the previous year (1 July 2015 – 30 June 2016 closing prices)	R7.92 – R62.89
Average daily volume for the previous year (1 July 2015 – 30 June 2016)	2 441 859 shares
NEW YORK STOCK EXCHANGE including other US trading platforms	HMY
Range for year (1 July 2016 – 30 June 2017 closing prices)	US$1.59 – US$4.81
Average daily volume for the year (1 July 2016 – 30 June 2017)	5 076 621
Range for the previous year (1 July 2015 – 30 June 2016 closing prices)	US$0.53-US$4.17
Average daily volume for the previous year (1 July 2015 – 30 June 2016)	4 027 274
Investors' calendar	
Release of Harmony's Integrated Annual Report of FY17	26 October 2017
Annual General Meeting	23 November 2017
H1 FY18 live presentation from Cape Town	To be confirmed
H2 FY18 live presentation from Johannesburg	To be confirmed

CONTACT DETAILS

CORPORATE OFFICE

Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road and Ward Avenue
Randfontein, 1759, South Africa
Telephone: +27 11 411 2000
Website: www.harmony.co.za

DIRECTORS

PT Motsepe* *(chairman)*
FFT De Buck*^ *(lead independent director)*
JM Motloba*^ *(deputy chairman)*
PW Steenkamp *(chief executive officer)*
F Abbott *(financial director)*
JA Chissano*1^, KV Dicks*^, Dr DSS Lushaba*^
HE Mashego**, M Msimang*^, KT Nondumo*^
VP Pillay*^, JL Wetton*^, AJ Wilkens*
** Non-executive*
*** Executive*
^ Independent
1 Mozambican

INVESTOR RELATIONS

E-mail: harmonyIR@harmony.co.za

Lauren Fourie
Investor Relations Manager
Telephone: +27 11 411 2025
Mobile: +27 71 607 1498
E-mail: lauren.fourie@harmony.co.za

Marian van der Walt
Executive: Corporate and Investor Relations
Telephone: +27 11 411 2037
Fax: +27 86 614 0999
Mobile: +27 82 888 1242
E-mail: marian@harmony.co.za

COMPANY SECRETARY

Riana Bisschoff
Telephone: +27 11 411 6020
Fax: +27 11 696 7934
Mobile: +27 83 629 4706
E-mail: riana.bisschoff@harmony.co.za

TRANSFER SECRETARIES

Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House, Ameshoff Street, Braamfontein
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: +27 86 154 6572
E-mail: info@linkmarketservices.co.za
Fax: +27 86 674 2450

ADR* DEPOSITARY

Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company
Peck Slip Station
PO Box 2050, New York, NY 10272-2050
E-mail queries: db@amstock.com
Toll free: +1-800-937-5449
Int: +1-718-921-8137
Fax: +1-718-765-8782
**ADR: American Depositary Receipts*

SPONSOR

JP Morgan Equities South Africa (Pty) Ltd
1 Fricker Road, corner Hurlingham Road
Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146
Telephone: +27 11 507 0300
Fax: +27 11 507 0503

TRADING SYMBOLS

JSE Limited: HAR
New York Stock Exchange, Inc.: HMY

REGISTRATION NUMBER:

1950/038232/06
Incorporated in the Republic of South Africa

ISIN:

ZAE 000015228

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These include all statements other than statements of historical fact, including, without limitation, any statements preceded by, followed by, or that include the words "targets", "believes", "expects", "aims", "intends", "will", "may", "anticipates", "would", "should", "could", "estimates", "forecast", "predict", "continue" or similar expressions or the negative thereof.

These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, wherever they may occur in this report and the exhibits to this report, are essentially estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this presentation. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere, estimates of future earnings, and the sensitivity of earnings to the gold and other metals prices, estimates of future gold and other metals production and sales, estimates of future cash costs, estimates of future cash flows, and the sensitivity of cash flows to the gold and other metals prices, statements regarding future debt repayments, estimates of future capital expenditures, the success of our business strategy, development activities and other initiatives, estimates of reserves statements regarding future exploration results and the replacement of reserves, the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, fluctuations in the market price of gold, the occurrence of hazards associated with underground and surface gold mining, the occurrence of labour disruptions, power cost increases as well as power stoppages, fluctuations and usage constraints, supply chain shortages and increases in the prices of production imports, availability, terms and deployment of capital, changes in government regulation, particularly mining rights and environmental regulation, fluctuations in exchange rates, the adequacy of the Group's insurance coverage and socio-economic or political instability in South Africa and Papua New Guinea and other countries in which we operate.

For a more detailed discussion of such risks and other factors (such as availability of credit or other sources of financing), see the Company's latest Integrated Annual Report and Form 20-F which is on file with the Securities and Exchange Commission, as well as the Company's other Securities and Exchange Commission filings. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events, except as required by law.

CONTENTS

COMPETENT PERSON'S DECLARATION

In South Africa, Harmony employs an ore reserve manager at each of its operations who takes responsibility for the compilation and reporting of mineral resources and mineral reserves at their operations. In Papua New Guinea, competent persons are appointed for the mineral resources and mineral reserves for specific projects and operations.

The mineral resources and mineral reserves in this report are based on information compiled by the following competent persons:

Resources and reserves of South Africa:
Jaco Boshoff, BSc (Hons), MSc, MBA, Pr. Sci. Nat, MSAIMM, MGSSA, who has 22 years' relevant experience and is registered with the South African Council for Natural Scientific Professions (SACNASP) and a member of the South African Institute of Mining and Metallurgy (SAIMM).

Mr Boshoff is Harmony's Lead Competent Person.

Jaco Boshoff

Physical address:	Postal address:
Randfontein Office park	PO Box 2
Corner of Main Reef Road and Ward Avenue	Randfontein
Randfontein	1760
South Africa	South Africa

Resources and reserves of Papua New Guinea:
Gregory Job, BSc, MSc, who has 29 years' relevant experience and is a member of the Australian Institute of Mining and Metallurgy (AusIMM).

Greg Job

Physical address:	Postal address:
Level 2	PO Box 1562
189 Coronation Drive	Milton, Queensland
Milton, Queensland 4064	4064
Australia	Australia

Both these competent persons, who are full-time employees of Harmony Gold Mining Company Limited, consent to the inclusion in the report of the matters based on the information in the form and context in which it appears.

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER

In financial year 2017 (FY17) we delivered on our strategy to produce safe profitable ounces and increase margins. Our strategy is supported by the fundamental pillars of operational excellence, cash certainty and effective capital allocation.

Operational excellence in FY17 was key in improving the safety performance, achieving our annual production guidance for a second consecutive year, and increasing underground grade for a fifth consecutive year. In FY17, Harmony produced 1.09 million ounces (Moz) of gold (exceeding production guidance of 1.05Moz) and achieved an underground grade of 5.07g/t (FY16: 5.02g/t).

Our successful hedging strategy – which realised gains of R1.7 billion (US$128 million) – secured cash flow margins, which enabled Harmony to invest in Hidden Valley and reduce net debt by 18% to R887 million (8% to US$68 million).

Harmony returned cash to shareholders by paying dividends of R439 million (US$32 million) and positioned Hidden Valley for growth by investing in the stage 5 and 6 cutbacks. Management is fully committed to the success of the Hidden Valley investment, demonstrated by the progress made since acquiring 100% ownership of the mine, with the stage 5 and 6 project delivery on schedule. Hidden Valley is expected to produce 180 000oz of gold and 3Moz of silver per annum by FY19.

A final dividend of 35 SA cents (3 US cents) per share was declared in respect of the year ended 30 June 2017 – a 70% increase in dividends declared year-on-year. See page 6 for the dividend notice.

Harmony has a proactive approach to safety and health, with experienced operational and management teams, world-class assets, and social and environmental initiatives that promote a lasting and sustainable legacy in the communities within which we operate.

SAFETY

The safety and health of all our employees is our primary concern and achieving zero harm is an imperative. Sadly, we had five fatalities in FY17, evidence that we have made progress in creating a safe work environment but highlighting that we need to do even more.

Harmony has a comprehensive safety risk management approach that encompasses:

- understanding behaviours and attitudes in order to drive safety compliance;
- a proactive focus;
- the application of preventative controls; and
- creating a culture of continuous learning and genuine care.

Two of our operations recorded exceptional safety results, with Tshepong achieving 3 million fatality-free shifts (FFS) on 31 March 2017 and Doornkop achieving 2 million FFS on 17 December 2016.

YEAR-ON-YEAR OPERATIONAL RESULTS

Harmony's total gold production for FY17 increased by 181 kilograms (0.5%) to 33 836 kilograms, compared to 33 655 kilograms in FY16.

The following operations increased their gold production year on year:

- *Hidden Valley:* Gold production increased by 31% due to obtaining full ownership of the mine at the end of October 2016. The investment in Hidden Valley supports free cash flow generation and is strengthened by an experienced Papua New Guinean management team and stable workforce. The stage 5 and 6 cutbacks are on track and the four-month plant shutdown in the first half of FY18 will assist the ramp-up in production by the end of FY18;
- *Kusasalethu:* The mine showed a notable improvement in gold produced, and delivered a turnaround performance in FY17 following the decision to shorten the life of mine and focus on higher grade areas. Production increased by 14%, with a 25% increase in underground recovered grade to 7.24g/t;
- *Masimong:* Gold production increased by 4%, due to a 6% increase in recovered grade to 3.97g/t;
- *Kalgold:* Gold production increased by 9% as a result of a 7% increase in grade to 0.80g/t and a 2% increase in tonnes milled; and
- *Phoenix:* A 10% increase in the recovered grade and a 4% increase in tonnes processed resulted in a 14% increase in gold production year on year in FY17.

The following operations reported lower gold production for the year:

- *Target 1:* Production was hampered by unfavourable mining conditions in the higher grade areas, with underground recovered grade 22% lower year on year at 3.58g/t and gold production 21% lower;
- *Bambanani:* Gold production decreased by 9%, as a result of an 8% decrease in underground recovered grade to 11.90g/t;
- *Tshepong:* Gold production decreased by 4% due to a 6% decrease in tonnes milled, whilst the underground recovered grade improved by 2% to 4.69g/t; and
- *Unisel:* Production decreased by 6% as a result of a 7% decrease in tonnes milled during FY17. Recovered grade remained more or less steady. Development will focus on higher grade areas in the shaft pillar during FY18.

Cash operating cost increased by 11% or R1.430 billion (18% or US$166 million) in FY17, mainly due to increases in labour costs (annual increases and bonuses), inflationary increases in consumables and contractors for the South African operations, as well as the inclusion of 100% of Hidden Valley's costs from November 2016.

Production profit for FY17 decreased by 13% to R4.452 billion (US$327 million) when compared to the R5.084 billion (US$350 million) recorded in FY16. This was mainly due to an 11% increase in cash operating cost in rand terms.

Overall, all-in sustaining costs increased by 10% in FY17 to R516 687/kg (US$1 182/oz), compared to R467 611/kg (US$1 003/oz) in FY16. Preventative maintenance was conducted at many of the South African operations in order to improve asset management and performance, which has resulted in a 36% reduction in engineering stoppages during FY17 and will benefit production performance in the future.

Capital expenditure for FY17 increased by 68% to R3.686 billion (79% to US$271 million), of which R1.335 billion (US$98 million) was spent at Hidden Valley. Capital expenditure for South African operations increased by 13% or R276 million (21% or US$30 million), which includes R156 million (US$11 million) spent on the Central Plant reclamation project.

YEAR-ON-YEAR FINANCIAL RESULTS

Revenue

Revenue increased by 5% in FY17 to R19.3 billion (12% to US$1.42 billion) mainly as a result of year-on-year production remaining stable and the inclusion of the realised gains on the rand gold hedges of R728 million (US$54 million) as part of revenue. This inclusion resulted in the average gold price received being R570 164/kg (US$1 304/oz), compared with R544 984/kg (US$1 169/oz) in FY16, despite the rand gold price being flat year on year.

Impairments

The impairment assessment of assets resulted in the following impairments being recorded in FY17: Kusasalethu R677 million (US$52 million); Target 1 R786 million (US$60 million) and Tshepong Operations R255 million (US$19 million). Refer to note 8 on page 23 for a detailed discussion on the reasons for the impairments.

Silicosis class action

As a consequence of the progress in the negotiations to settle the silicosis and tuberculosis class action and the ability to determine a possible settlement amount for the industry working group, a provision has been raised at 30 June 2017. The provision of R917 million (US$70 million) before tax is Harmony's best estimate of its portion of the potential contribution to the Legacy Fund. This is charged to other operating expenses and reduced headline earnings. Refer to note 11 on page 25 for further details.

Net profit

In FY17 a net profit of R362 million (US$20 million) was recorded compared to a net profit of R949 million (US$64 million) in FY16. Headline earnings amounted to 298 SA cents per share (22 US cents per share) compared to headline earnings of 221 SA cents per share (15 US cents per share) for FY16.

Hedging activity

The hedging programmes realised gains of R1 747 million (US$128 million) for FY17. Management continues to top-up these programmes as and when opportunities arise to lock in attractive margins for the business.

Currency hedging

The foreign currency hedging is in the form of zero cost collars, which establish a minimum (floor) and maximum (cap) rand/US Dollar exchange rate at which to convert US dollars to rands. The nominal value of the hedging contracts as at 30 June 2017 is US$422 million. The realised gain from contracts maturing in FY17 amounted to R1 003 million (US$74 million).

Commodity hedging

Gold hedging is in the form of short-term gold forward sale contracts with a maximum term of 24 months. US$ gold forward sale contracts were entered into for Hidden Valley during May 2017. The nominal value hedged at 30 June 2017 was 388 000 ounces.

During May 2017 Harmony entered into silver zero cost collars for the silver from Hidden Valley. The nominal value hedged at 30 June 2017 was 970 000 ounces.

A gain of R728 million (US$54 million) was realised on the contracts that matured and is included in revenue. Cash flow hedge accounting is applied to the rand gold forward contracts.

Refer to note 3 and 10 on pages 21 and 25 for further details.

A summary of all the open hedging contracts as at 30 June 2017 is as follows:

		FY18				FY19				
		Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Total
US$/ZAR	US$m	111	132	120	59					422
	Floor	15.00	14.40	14.00	14.00					
	Cap	16.30	15.50	15.00	15.00					
R/gold	'000 oz	54	54	54	54	54	27	27		324
	R'000/kg	686	700	713	728	697	630	643		
US$/gold	'000 oz	4	3	12	15	15	15			64
	US$/oz	1 265	1 270	1 272	1 275	1 278	1 281			
Total gold	'000 oz	58	57	66	69	69	42	27		388
US$/silver	'000 oz	40	60	180	210	240	240			970
	Floor	17.10	17.10	17.10	17.10	17.10	17.10			
	Cap	18.10	18.10	18.10	18.10	18.10	18.10			

SUMMARY UPDATE OF HARMONY'S MINERAL RESOURCES AND MINERAL RESERVES AS AT 30 JUNE 2017

Harmony owns significant gold ore deposits in South Africa and gold-copper deposits in Papua New Guinea (PNG). Attributable gold equivalent mineral resources as declared at 30 June 2017, were 104.3Moz, a 0.9% decrease year on year. The total gold contained in the mineral resources at the South African operations represents 53.2% of the company's total, with the Papua New Guinea (PNG) operations representing 46.8% of Harmony's total gold and gold equivalent mineral resources.

Our attributable gold and gold equivalent mineral reserves amounted to 36.7Moz of gold, only a 0.5% decrease year on year. The gold reserve ounces in South Africa represent 44.3%, while the PNG gold and gold equivalent ounces represent 55.7% of our total mineral reserves. See page 8 for our resources and reserves statement.

TSHEPONG/PHAKISA INTEGRATION

The close proximity of the Tshepong and Phakisa mines provides an opportunity to optimise existing infrastructure of each operation. In the short-term, additional volumes from Phakisa will be hoisted from Tshepong.

GOLPU

The Wafi-Golpu Joint Venture parties continued to progress activity in line with the forward work plan previously communicated, including engagement with the PNG Government on the application for a Special Mining Lease (SML) for the Wafi-Golpu project.

The current study work is focussed on assessing:

- self-generation power supply options;
- reassessment of block cave levels and increased mining rates due to increased knowledge obtained from further drilling undertaken during the year; and
- deep sea tailings placement options to compare with terrestrial tailings storage options.

The Joint Venture parties are targeting a complete update of the feasibility study by the end of March 2018. The focus of this work is to further optimise the business case and confirm any amendments necessary to the supporting documents for the SML application.

Timing of first production is dependant on the updated study outcomes and the granting of the SML.

EXPLORATION

Our exploration strategy is to target highly prospective underexplored terrains, pursue brownfields exploration targets close to existing infrastructure and thereby create value for shareholders by discovering large long-life bulk minable gold and copper-gold deposits and enhancing the profitability of our existing operations. Key work streams underpinning the FY17 exploration program include:

- brownfield exploration at Hidden Valley and Kalgold for high-grade satellite resources to leverage existing open pit operations and extend mine life;
- brownfield exploration at our underground operations in South Africa; and
- greenfield exploration to enhance Harmony's world-class portfolio of copper gold assets in PNG.

REGULATORY CERTAINTY THAT PROMOTES A SUSTAINABLE MINING INDUSTRY

Harmony has been a key player in transforming the gold mining industry and remains committed to transformation in South Africa. Regulatory certainty is key to the future success and sustainability of the South African mining industry. It is important that the mining regulators take the interests of all stakeholders into account. Our involvement in discussions regarding mining regulation through the Chamber of Mines of South Africa will continue to ensure that transformation is meaningful and sustainable and does not undermine the viability of an industry that contributes significantly to the country's economy and its people.

FY18 PRODUCTION AND COST GUIDANCE

In the next year, we plan to produce approximately 1.1Moz at an all-in sustaining cost of about US$1 180/oz (~R520 000/kg at an exchange rate of R13.74/US$). We will not mine areas that are unsafe or at grades lower than planned.

STRONG INVESTMENT CASE

We continue to make progress in growing from a 1.1Moz gold producer to a 1.5Moz producer by FY19. The first steps to growing our ounces was obtaining 100% ownership in Hidden Valley (180 000oz per annum) and commencing with the Central Plant reclamation project (15 000oz per annum for approximately 19 years) in FY17. Focused exploration targets, unlocking the value of Golpu and identifying value accretive acquisitions remain key in improving the quality of our assets, driving down costs and achieving our aspiration of being a 1.5Moz producer in FY19. We have also changed our operating model to ensure, that two executive teams – one in South Africa and the other in PNG – supported by corporate services, focus on optimising all of our assets and increasing value for shareholders.

Production is safer and more predictable, grade management is disciplined, production delivery exceeds guidance, operations are generating operational free cash flow, and the hedging strategy secures cash margins. Combined with Harmony's low net debt compared to peers and its excellent growth opportunities. We believe that Harmony has a strong investment case.

Peter Steenkamp
Chief executive officer

NOTICE OF CASH DIVIDEND

Our dividend declaration for the year ended 30 June 2017 is as follows:

Declaration of ordinary dividend no. 88

The board has approved and declared a final dividend of 35 SA cents (3 US cents) per ordinary share in respect of the year ended 30 June 2017.

In accordance with paragraphs 11.17(a)(i) to (x) and 11.17(c) of the JSE Listings Requirements the following additional information is disclosed:

- The dividend has been declared out of income reserves;
- The local Dividends Tax rate is 20% (twenty per centum);
- The gross local dividend amount is 35 SA cents per ordinary share for shareholders exempt from the Dividends Tax;
- The net local dividend amount is 28 SA cents per ordinary share for shareholders liable to pay the Dividends Tax;
- Harmony currently has 439 957 199 ordinary shares in issue (which includes 75 888 treasury shares); and
- Harmony Gold Mining Company Limited's income tax reference number is 9240/012/60/0.

A dividend No. 88 of 35 SA cents per ordinary share, being the final dividend for the year ended 30 June 2017, has been declared payable on Monday, 16 October 2017 to those shareholders recorded in the books of the company at the close of business on Friday, 13 October 2017. The dividend is declared in the currency of the Republic of South Africa. Any change in address or dividend instruction to apply to this dividend must be received by the company's transfer secretaries or registrar not later than Friday, 13 October 2017.

Last date to trade ordinary shares cum dividend is	Tuesday, 10 October 2017
Ordinary shares trade ex-dividend	Wednesday, 11 October 2017
Record date	Friday, 13 October 2017
Payment date	Monday, 16 October 2017

No dematerialisation or rematerialisation of share certificates may occur between Wednesday, 11 October 2017 and Friday, 13 October 2017, both dates inclusive, nor may any transfers between registers take place during this period.

SUMMARY UPDATE OF HARMONY'S MINERAL RESOURCES AND MINERAL RESERVES AS AT 30 JUNE 2017

Harmony's statement of mineral resources and mineral reserves as at 30 June 2017 is produced in accordance with the South African Code for the Reporting of Mineral Resources and Mineral Reserves (SAMREC) and the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC). It should be noted that the mineral resources are reported inclusive of the mineral reserves.

This report provides a summary of the update, while the detailed statement of the mineral resources and mineral reserves will be available on our website as from 17 August 2017 and published in the Integrated Report on 26 October 2017, which will be available at www.harmony.co.za/investors. Refer to the website (www.harmony.co.za) for the updated reserves and resources tables as at 30 June 2017.

Harmony uses certain terms in the summary such as 'measured', 'indicated' and 'inferred' resources, which the United States' Securities and Exchange Commission guidelines strictly prohibit companies registered in the United States from including in their filings with the commission. United States investors are urged to consider the disclosure in this regard in our Form 20-F which will be available on our website at www.harmony.co.za/investors/reporting/20f on 26 October 2017.

Introduction

Maintaining and growing our margins efficiently is essential to sustaining our business and meeting our strategic objectives. This includes delivering safely on our operational plans, reducing costs, improving productivity and maximising revenue. We are devoted to improving the company's operational performance. Our values are entrenched in everything we do – safety, accountability, achievement, being connected and honest – and they inform our decisions and our actions. Realistic planning supports our strategy to optimise assets – our ore bodies, our infrastructure and our people. This will ensure safer, more profitable production. Our life of mine plans are prepared in line with this approach.

Harmony – Total

The company's attributable gold and gold equivalent mineral resources are declared as 104.3Moz as at 30 June 2017, a 0.9% decrease year on year from the 105.2Moz declared as at 30 June 2016. The total gold contained in the mineral resources at the South African operations represents 53.2% of the company total, with the PNG operations representing 46.8% of Harmony's total gold and gold equivalent mineral resources as at 30 June 2017. Harmony's attributable gold and gold equivalent mineral reserves amounts to 36.7Moz, a 0.5% decrease from the 36.9Moz declared at 30 June 2016. The gold reserve ounces in South Africa represent 44.3% while the PNG gold and gold equivalent ounces represent 55.7% of Harmony's total mineral reserves as at 30 June 2017.

South Africa

South African underground operations

The company's mineral resources at the South African underground operations as at 30 June 2017 are 46.6Moz (160.1Mt at 9.06g/t), a decrease of 4.0% year on year from the 48.6Moz (162.1Mt at 9.32g/t) declared as at 30 June 2016. This decrease is due to depletion and geological changes at some of the operations. The company's mineral reserves at the South African underground operations as at 30 June 2017 are 9.1Moz (50.4Mt at 5.61g/t), a decrease of 6.2% year on year from the 9.7Moz (54.1Mt at 5.55g/t) declared as at 30 June 2016. The decrease is lower than normal depletion due to gains in reserves from Masimong, Doornkop and Kusasalethu.

South African surface operations, including Kalgold

The company's mineral resources at the South African surface operations as at 30 June 2017 are 8.8Moz (984.6Mt at 0.28g/t). There was an increase in reserves at Kalgold and the company's mineral reserves after normal depletion at the South African surface operations as at 30 June 2017 are 7.2Moz (827.8Mt at 0.27g/t), in line with the 7.1Moz (840.4Mt at 0.26g/t) declared at 30 June 2016.

Papua New Guinea (PNG)

Papua New Guinea operations

The company's attributable gold and gold equivalent mineral resources at the PNG operations as at 30 June 2017 are 48.8Moz, an increase of 3.6% year on year from the 47.1Moz declared as at 30 June 2016. This increase is mainly due to acquiring full ownership of Hidden Valley. The company's gold and gold equivalent mineral reserves at the PNG operations as at 30 June 2017 are 20.5Moz, an increase of 1.5% year on year from the 20.2Moz declared as at 30 June 2016.

ASSUMPTIONS

In converting the mineral resources to mineral reserves, the following commodity prices and exchange rates were applied:

- A gold price of US$1200/oz.
- An exchange rate of R/US$13.61.
- The above parameters resulted in a rand gold price of R525 000/kg for the South African assets.
- The Hidden Valley mine and the Golpu project used commodity prices of US$1200/oz Au, US$18.00/oz Ag, US$7.00/lb Mo and US$3.00/lb Cu at an exchange rate of US$0.76 per A$.
- Gold equivalent ounces are calculated assuming US$1200/oz Au, US$3.00/lb Cu and US$18.00/oz Ag, and assuming a 100% recovery for all metals.

Independent review

Harmony's South African mineral resources and reserves at Joel, Target, Kalgold and the group statement were independently reviewed by The Mineral Corporation for compliance to SAMREC. The mineral resources of the Hidden Valley operation were independently reviewed by SRK Consulting Engineers and Scientists and Golpu was independently reviewed by AMC Consultants Pty Ltd for compliance with the standards set out in JORC.

Note: *Au = gold; Cu = copper; Ag = Silver, Mo = Molybdenum, Moz = million ounces.*

SUMMARY UPDATE OF HARMONY'S MINERAL RESOURCES AND MINERAL RESERVES (CONTINUED) AS AT 30 JUNE 2017

Mineral resources: gold and gold equivalents	Measured			Indicated			Inferred			Total		
	Tonnes (Mt)	g/t	Gold '000oz	Tonnes (Mt)	g/t	Gold '000oz	Tonnes (Mt)	g/t	Gold '000oz	Tonnes (Mt)	g/t	Gold '000oz
SA underground	53.9	9.93	17 195	54.6	8.62	15 145	51.6	8.61	14 277	160.1	9.06	46 616
SA surface incl Kalgold	269.8	0.28	2 450	649.5	0.27	5 592	65.3	0.36	764	984.6	0.28	8 807
Total South Africa	**323.7**		**19 645**	**704.1**		**20 737**	**116.9**		**15 041**	**1 144.7**		**55 423**
Hidden Valley	0.5	1.04	17	82.2	1.50	3 967	2.6	1.16	97	85.3	1.49	4 081
Wafi-Golpu system*	–	–	–	400.7	0.86	11 051	99.2	0.74	2 359	499.9	0.83	13 410
Kili Teke	–	–	–	–	–	–	237.0	0.24	1 810	237.0	0.24	1 810
Total Papua New Guinea	**0.5**		**17**	**482.9**		**15 018**	**338.7**		**4 267**	**822.1**		**19 301**
Total gold Resources	**324.2**		**19 662**	**1 187.0**		**35 755**	**455.6**		**19 308**	**1 966.8**		**74 724**
Hidden Valley – gold equivalent ounces	0.5		4	79.4		1 100	2.4		34	82.3		1 137
Wafi-Golpu – gold equivalent ounces*	–		–	344.0		20 575	87.8		3 415	431.8		23 990
Kili Teke – gold ecquivalent ounces	–		–	–		–	237.0		4 416	237.0		4 416
Total gold equivalent resources**	**0.5**		**4**	**423.5**		**21 674**	**327.2**		**7 864**	**751.1**		**29 542**
Total Harmony gold and gold equivalent resource**	**324.2**		**19 665**	**1 187.0**		**57 429**	**455.6**		**27 172**	**1 966.8**		**104 266**

Mineral resources: silver and copper (used in equivalent calculations)	Measured			Indicated			Inferred			Total		
	Tonnes (Mt)	g/t	Silver '000oz	Tonnes (Mt)	g/t	Silver '000oz	Tonnes (Mt)	g/t	Silver '000oz	Tonnes (Mt)	g/t	Silver '000oz
Hidden Valley	0.4	19.73	272	79.4	28.69	73 272	2.4	29.01	2 231	82.3	28.65	75 776
	Measured			Indicated			Inferred			Total		
	Tonnes (Mt)	%	Copper 'Mlb	Tonnes (Mt)	%	Copper 'Mlb	Tonnes (Mt)	%	Copper 'Mlb	Tonnes (Mt)	%	Copper 'Mlb
Golpu*	–	–	–	344.0	1.09	8 232	67.9	0.85	1 273	411.9	1.05	9 505
Nambonga*	–	–	–	–	–	–	19.9	0.21	92	19.9	0.21	92
Kili Teke	–	–	–	–	–	–	237.0	0.34	1 767	237.0	0.34	1 767
Total	**–**	**–**	**–**	**344.0**	**1.09**	**8 232**	**324.8**	**0.44**	**3 132**	**668.8**	**0.77**	**11 364**

Mineral reserves: gold and gold equivalents	Proved			Probable			Total		
	Tonnes (Mt)	g/t	Gold '000oz	Tonnes (Mt)	g/t	Gold '000oz	Tonnes (Mt)	g/t	Gold '000oz
SA underground	37.1	5.80	6 921	13.3	5.07	2 163	50.4	5.61	9 084
SA surface incl Kalgold	186.0	0.29	1 717	641.7	0.26	5 462	827.8	0.27	7 179
Total South Africa	**223.1**		**8 639**	**655.0**		**7 624**	**878.1**		**16 263**
Hidden Valley	0.5	1.04	17	25.7	1.66	1 370	26.2	1.65	1 387
Wafi-Golpu system*	–	–	–	189.6	0.91	5 522	189.6	0.91	5 522
Total Papua New Guinea	**0.5**		**17**	**215.3**		**6 892**	**215.8**		**6 908**
Total gold reserves	**223.6**		**8 655**	**870.3**		**14 516**	**1 093.9**		**23 171**
Hidden Valley – gold equivalent ounces	0.4		4	24.4		403	24.8		407
Wafi-Golpu – gold equivalent ounces*	–		–	189.6		13 168	189.6		13 168
Total gold equivalent reserves**	**0.4**		**4**	**214.0**		**13 571**	**214.4**		**13 575**
Total Harmony gold and gold equivalent reserves**	**223.6**		**8 659**	**870.3**		**28 087**	**1 093.9**		**36 746**

Mineral reserves: silver and copper (used in equivalent calculations)	Proved			Probable			Total		
	Tonnes (Mt)	g/t	Silver '000oz	Tonnes (Mt)	g/t	Silver '000oz	Tonnes (Mt)	g/t	Silver '000oz
Hidden Valley	0.4	19.73	272	24.4	34.23	26 835	24.8	33.98	27 107
	Proved			Probable			Total		
	Tonnes (Mt)	%	Copper 'Mlb	Tonnes (Mt)	%	Copper 'Mlb	Tonnes (Mt)	%	Copper 'Mlb
Golpu*	–	–	–	189.6	1.26	5 269	189.6	1.26	5 269

** Represents Harmony's equity portion of 50%.*

***In instances where individual deposits may contain multiple valuable commodities with a reasonable expectation of being recovered (for example gold and copper in a single deposit) Harmony computes a gold equivalent to more easily assess the value of the deposit against gold-only mines. Harmony does this by calculating the value of each of the deposits commodities, then dividing the product by the price of gold. For example, the gold equivalent ounces for the copper portion of a deposit would be calculated as follows: (copper pounds x copper price per pound)/gold price per ounce. All gold equivalent calculations are done using metal prices and parameters as stipulated above.*

EXPLORATION

Our exploration strategy is to target highly prospective underexplored terrains, pursue brownfields exploration targets close to existing infrastructure and thereby create value for shareholders by discovering large long-life bulk minable gold and copper-gold deposits and enhancing the profitability of our existing operations. Key work streams underpinning the FY17 exploration program include:

- brownfield exploration at Hidden Valley and Kalgold for high-grade satellite resources to leverage existing open pit operations and extend mine life;
- brownfield exploration at our underground operations in South Africa; and
- greenfield exploration to enhance Harmony's world-class portfolio of copper gold assets in PNG.

Papua New Guinea

Kili Teke

The Kili Teke copper-gold deposit is 100% owned by Harmony and represents the first greenfield porphyry copper gold discovery in PNG since the Golpu copper gold deposit, which was identified in 1990 and then materially expanded some 20 years later in 2010. Harmony's exploration team has played an integral role in both discoveries.

Kili Teke is a prolific complex with multiple mineralized intrusive events. Field work at the Kili Teke deposit has been scaled back in order to fully model the drilling results, and undertake pre-concept study work to inform the next phase of follow-up drilling.

South Africa

B-Reef

There is significant potential on the B Reef which is currently being mined as a high grade secondary reef to the Basal Reef at Masimong and Tshepong. Ongoing exploration at these mines have yielded positive results and resulted in the addition of higher grade ounces to the ore reserves. The same B Reef channel is expected to exist at Phakisa and exploration drilling has commenced from underground to delineate the high grade payshoots.

Doornkop

A 2D seismic survey has been completed at Doornkop in conjunction with long incline boreholes drilled from underground drilling platforms. The results of this work has led to an increase to the reserves at the mine.

Kalgold

The area beneath and surrounding the existing Kalgold operations is an exciting Greenstone Belt exploration opportunity. An extensive drilling program has been planned, which commenced towards the end of FY17. The exploration drilling is a low cost option that could contribute to surface growth ounces in the short to medium term.

ADMINISTRATIVE INFORMATION FOR PROFESSIONAL ORGANISATIONS

SACNASP – THE LEGISLATED REGULATORY BODY FOR NATURAL SCIENCE PRACTITIONERS IN SOUTH AFRICA

Private Bag X540, Silverton, 0127
Gauteng Province, South Africa
Telephone: +27 (12) 841-1075
Facsimile: +27 (86) 206 0427
http://www.sacnasp.org.za/

SAIMM – THE SOUTHERN AFRICAN INSTITUTE OF MINING AND METALLURGY

PO Box 61127, Marshalltown, 2107
Gauteng Province, South Africa
Telephone: +27 (011) 834-1273/7
Facsimile: +27 (011) 838-5923/8156
http://www.saimm.co.za/

AUSIMM – THE AUSTRALASIAN INSTITUTE OF MINING AND METALLURGY

PO Box 660, Carlton South, Vic 3053
Australia
Telephone: +61 3 9658 6100
Facsimile: +61 3 9662 3662
http://www.ausimm.com.au/

LEGAL ENTITLEMENT TO THE MINERALS BEING REPORTED UPON

Harmony's South African operations operate under new order mining rights in terms of the Minerals and Petroleum Resources Development of Act of 2002 (Act No. 28, of 2002) (MPRDA). In PNG, Harmony operates under the Independent State of Papua New Guinea Mining Act 1992. All required operating permits have been obtained, and are in good standing. The legal tenure of each operation and project has been verified to the satisfaction of the accountable Competent Person.

OPERATING RESULTS – YEAR ON YEAR (RAND/METRIC)

		Year ended	South Africa						
			Underground production						
			Tshepong	Phakisa	Bambanani	Joel	Doornkop	Target 1	Kusasalethu
Ore milled	**– t'000**	**Jun-17**	**1 027**	**668**	**231**	**514**	**641**	**745**	**607**
		Jun-16	1 088	686	232	542	630	739	668
Yield	**– g/tonne**	**Jun-17**	**4.69**	**6.00**	**11.90**	**4.37**	**4.17**	**3.58**	**7.24**
		Jun-16	4.62	5.81	12.99	4.20	4.33	4.58	5.78
Gold produced	**– kg**	**Jun-17**	**4 819**	**4 009**	**2 750**	**2 246**	**2 673**	**2 669**	**4 394**
		Jun-16	5 031	3 988	3 013	2 278	2 730	3 387	3 863
Gold sold	**– kg**	**Jun-17**	**4 817**	**3 999**	**2 745**	**2 280**	**2 712**	**2 642**	**4 498**
		Jun-16	5 029	3 991	3 015	2 245	2 712	3 419	3 822
Gold price received	**– R/kg**	**Jun-17**	**572 921**	**575 663**	**574 227**	**573 986**	**572 494**	**570 091**	**572 376**
		Jun-16	547 967	547 829	536 410	543 442	545 770	536 196	543 633
Revenue	**(R'000)**	**Jun-17**	**2 759 762**	**2 302 075**	**1 576 252**	**1 308 688**	**1 552 605**	**1 506 180**	**2 574 548**
		Jun-16	2 755 728	2 186 387	1 617 275	1 220 027	1 480 128	1 833 255	2 077 765
Cash operating cost	**(R'000)**	**Jun-17**	**2 031 560**	**1 645 243**	**874 042**	**927 796**	**1 223 571**	**1 356 071**	**2 018 699**
		Jun-16	1 845 207	1 377 684	808 403	845 321	1 058 108	1 242 398	1 847 583
Inventory movement	**(R'000)**	**Jun-17**	**(2 137)**	**(2 890)**	**(3 245)**	**7 718**	**17 079**	**(11 105)**	**61 779**
		Jun-16	(1 125)	(2 519)	2 900	(14 129)	(11 402)	7 570	(31 307)
Operating costs	**(R'000)**	**Jun-17**	**2 029 423**	**1 642 353**	**870 797**	**935 514**	**1 240 650**	**1 344 966**	**2 080 478**
		Jun-16	1 844 082	1 375 165	811 303	831 192	1 046 706	1 249 968	1 816 276
Production profit	**(R'000)**	**Jun-17**	**730 339**	**659 722**	**705 455**	**373 174**	**311 955**	**161 214**	**494 070**
		Jun-16	911 646	811 222	805 972	388 835	433 422	583 287	261 489
Capital expenditure	**(R'000)**	**Jun-17**	**386 626**	**329 513**	**76 759**	**242 503**	**242 649**	**323 699**	**288 850**
		Jun-16	306 858	323 063	106 156	215 007	207 627	322 338	359 512
Cash operating costs	**– R/kg**	**Jun-17**	**421 573**	**410 387**	**317 833**	**413 088**	**457 752**	**508 082**	**459 422**
		Jun-16	366 767	345 457	268 305	371 080	387 585	366 814	478 277
	– R/tonne	**Jun-17**	**1 978**	**2 463**	**3 784**	**1 805**	**1 909**	**1 820**	**3 326**
		Jun-16	1 696	2 008	3 484	1 560	1 680	1 681	2 766
Cash operating cost and Capital[2]	**– R/kg**	**Jun-17**	**501 802**	**492 581**	**345 746**	**521 059**	**548 530**	**629 363**	**525 159**
		Jun-16	427 761	426 466	303 538	465 464	463 639	461 983	571 342
All-in sustaining cost	**– R/kg**	**Jun-17**	**506 969**	**507 849**	**357 025**	**477 484**	**562 907**	**651 833**	**541 247**
		Jun-16	438 401	436 477	304 634	424 617	473 562	471 876	584 497
Operating free cash flow margin[3]	**%**	**Jun-17**	**12**	**14**	**40**	**11**	**6**	**(12)**	**10**
		Jun-16	22	22	43	13	14	15	(6)

1 Ore milled for Hidden Valley includes 461 000 tonnes (Jun-16: Nil) that has been capitalised as part of pre-stripping of stages 5 and 6. Gold produced and sold for Hidden Valley includes 364 kilograms (Jun-16: Nil) that has been capitalised.

2 Excludes investment capital for Hidden Valley.

3 Excludes run of mine costs for Kalgold (Jun-17: R-0.254m. Jun-16: R2.429m) and Hidden Valley (Jun-17: R212.419m. Jun-16: R61.267m).

				Surface production						
	Masimong	Unisel	Total Underground	Phoenix	Dumps	Kalgold	Total Surface	Total South Africa	Hidden Valley[1]	Total Harmony
	640	**394**	**5 467**	**6 729**	**2 810**	**1 506**	**11 045**	**16 512**	**2 889**	**19 401**
	650	424	5 659	6 465	3 041	1 479	10 985	16 644	1 729	18 373
	3.97	**4.05**	**5.07**	**0.136**	**0.375**	**0.800**	**0.288**	**1.87**	**1.07**	**1.77**
	3.74	4.02	5.02	0.124	0.350	0.746	0.271	1.89	1.31	1.83
	2 538	**1 595**	**27 693**	**918**	**1 055**	**1 205**	**3 178**	**30 871**	**2 965**	**33 836**
	2 432	1 704	28 426	804	1 065	1 103	2 972	31 398	2 257	33 655
	2 539	**1 590**	**27 822**	**932**	**1 064**	**1 213**	**3 209**	**31 031**	**3 119**	**34 150**
	2 432	1 705	28 370	788	1 058	1 086	2 932	31 302	2 340	33 642
	571 870	**575 650**	**573 193**	**549 777**	**572 172**	**573 010**	**565 984**	**572 447**	**544 442**	**570 164**
	541 806	542 487	543 291	544 390	544 996	548 072	545 972	543 543	564 272	544 984
	1 451 978	**915 284**	**15 947 372**	**512 392**	**608 791**	**695 061**	**1 816 244**	**17 763 616**	**1 499 938**	**19 263 554**
	1 317 672	924 940	15 413 177	428 979	576 606	595 206	1 600 791	17 013 968	1 320 396	18 334 364
	1 115 342	**838 543**	**12 030 867**	**363 974**	**458 624**	**556 754**	**1 379 352**	**13 410 219**	**1 214 270**	**14 624 489**
	1 038 231	753 780	10 816 715	320 090	427 100	548 181	1 295 371	12 112 086	1 081 545	13 193 631
	(2 354)	**(740)**	**64 105**	**8 067**	**8 591**	**7 408**	**24 066**	**88 171**	**99 196**	**187 367**
	(292)	110	(50 194)	(7 837)	(8 596)	(8 137)	(24 570)	(74 764)	130 573	55 809
	1 112 988	**837 803**	**12 094 972**	**372 041**	**467 215**	**564 162**	**1 403 418**	**13 498 390**	**1 313 466**	**14 811 856**
	1 037 939	753 890	10 766 521	312 253	418 504	540 044	1 270 801	12 037 322	1 212 118	13 249 440
	338 990	**77 481**	**3 852 400**	**140 351**	**141 576**	**130 899**	**412 826**	**4 265 226**	**186 472**	**4 451 698**
	279 733	171 050	4 646 656	116 726	158 102	55 162	329 990	4 976 646	108 278	5 084 924
	119 160	**77 864**	**2 087 623**	**5 129**	**162 849**	**95 573**	**263 551**	**2 351 174**	**1 334 534**	**3 685 708**
	110 289	62 065	2 012 915	5 312	17 599	38 862	61 773	2 074 688	121 321	2 196 009
	439 457	**525 732**	**434 437**	**396 486**	**434 715**	**462 037**	**434 031**	**434 395**	**466 847**	**436 917**
	426 904	442 359	380 522	398 122	401 033	496 991	435 858	385 760	479 196	392 026
	1 743	**2 128**	**2 201**	**54**	**163**	**370**	**125**	**812**	**500**	**772**
	1 597	1 778	1 911	50	140	371	118	728	626	718
	486 407	**574 550**	**509 822**	**402 073**	**589 074**	**541 350**	**516 961**	**510 557**	**503 475**	**510 006**
	472 253	478 782	451 334	404 729	417 558	532 224	456 643	451 837	532 949	457 276
	500 938	**591 913**	**518 940**	**404 685**	**445 451**	**558 731**	**476 431**	**514 333**	**543 186**	**516 687**
	493 527	496 099	458 094	403 907	422 205	549 590	464 470	457 910	597 398	467 611
	15	**–**	**11**	**28**	**(2)**	**6**	**10**	**11**	**(56)**	**6**
	13	12	17	24	23	2	15	17	14	16

OPERATING RESULTS – YEAR ON YEAR (US$/IMPERIAL)

			South Africa						
			Underground production						
		Year ended	Tshepong	Phakisa	Bambanani	Joel	Doornkop	Target 1	Kusasalethu
Ore milled	– t'000	Jun-17	**1 132**	**737**	**254**	**567**	**706**	**822**	**670**
		Jun-16	1 200	756	256	597	695	814	736
Yield	– oz/tonne	Jun-17	**0.137**	**0.175**	**0.348**	**0.127**	**0.122**	**0.104**	**0.211**
		Jun-16	0.135	0.170	0.378	0.123	0.126	0.134	0.169
Gold produced	– oz	Jun-17	**154 934**	**128 893**	**88 415**	**72 211**	**85 939**	**85 809**	**141 270**
		Jun-16	161 751	128 217	96 870	73 239	87 772	108 895	124 198
Gold sold	– oz	Jun-17	**154 869**	**128 570**	**88 253**	**73 303**	**87 193**	**84 942**	**144 614**
		Jun-16	161 685	128 314	96 934	72 179	87 193	109 923	122 880
Gold price received	– $/oz	Jun-17	**1 311**	**1 317**	**1 314**	**1 313**	**1 310**	**1 304**	**1 309**
		Jun-16	1 176	1 175	1 151	1 166	1 171	1 150	1 166
Revenue	($'000)	Jun-17	**202 995**	**169 330**	**115 942**	**96 261**	**114 202**	**110 788**	**189 372**
		Jun-16	190 062	150 795	111 543	84 145	102 084	126 439	143 303
Cash operating cost	($'000)	Jun-17	**149 432**	**121 017**	**64 291**	**68 244**	**90 000**	**99 746**	**148 487**
		Jun-16	127 264	95 019	55 755	58 302	72 977	85 688	127 427
Inventory movement	($'000)	Jun-17	**(157)**	**(213)**	**(239)**	**568**	**1 256**	**(817)**	**4 544**
		Jun-16	(78)	(174)	200	(974)	(786)	522	(2 159)
Operating costs	($'000)	Jun-17	**149 275**	**120 804**	**64 052**	**68 812**	**91 256**	**98 929**	**153 031**
		Jun-16	127 186	94 845	55 955	57 328	72 191	86 210	125 268
Production profit	($'000)	Jun-17	**53 720**	**48 526**	**51 890**	**27 449**	**22 946**	**11 859**	**36 341**
		Jun-16	62 876	55 950	55 588	26 817	29 893	40 229	18 035
Capital expenditure	($'000)	Jun-17	**28 438**	**24 239**	**5 646**	**17 836**	**17 848**	**23 809**	**21 247**
		Jun-16	21 164	22 282	7 322	14 829	14 320	22 232	24 795
Cash operating costs	– $/oz	Jun-17	**964**	**939**	**727**	**945**	**1 047**	**1 162**	**1 051**
		Jun-16	787	741	576	796	831	787	1 026
	– $/t	Jun-17	**132**	**164**	**253**	**120**	**127**	**121**	**222**
		Jun-16	106	126	218	98	105	105	173
Cash operating cost and Capital[2]	– $/oz	Jun-17	**1 148**	**1 127**	**791**	**1 192**	**1 255**	**1 440**	**1 201**
		Jun-16	918	915	651	999	995	991	1 226
All-in sustaining cost	– $/oz	Jun-17	**1 160**	**1 162**	**817**	**1 092**	**1 288**	**1 491**	**1 238**
		Jun-16	940	936	654	911	1 016	1 012	1 254
Operating free cash flow margin[3]	%	Jun-17	**12**	**14**	**40**	**11**	**6**	**(12)**	**10**
		Jun-16	22	22	43	13	14	15	(6)

[1]Ore milled for Hidden Valley includes 508 000 tonnes (Jun-16: Nil) that has been capitalised as part of pre-stripping of stages 5 and 6. Gold produced and sold for Hidden Valley includes 11713 ounces (Jun-16: Nil) that has been capitalised.

[2]Excludes investment capital for Hidden Valley.

[3]Excludes run of mine costs for Kalgold (Jun-16: R-5.671m. Jun-17: R-0.03m) and Hidden Valley (Jun-16: R15.632m. Jun-17: R1.295m).

				Surface production						
	Masimong	Unisel	Total Underground	Phoenix	Dumps	Kalgold	Total Surface	Total South Africa	Hidden Valley[1]	Total Harmony
	706	**436**	**6 030**	**7 420**	**3 099**	**1 660**	**12 179**	**18 209**	**3 186**	**21 395**
	716	467	6 237	7 129	3 353	1 630	12 112	18 349	1 906	20 255
	0.116	**0.118**	**0.148**	**0.004**	**0.011**	**0.023**	**0.008**	**0.055**	**0.035**	**0.052**
	0.109	0.117	0.147	0.004	0.010	0.022	0.008	0.055	0.038	0.053
	81 599	**51 280**	**890 350**	**29 515**	**33 918**	**38 742**	**102 175**	**992 525**	**95 327**	**1 087 852**
	78 190	54 785	913 917	25 849	34 241	35 463	95 553	1 009 470	72 565	1 082 035
	81 631	**51 120**	**894 495**	**29 964**	**34 208**	**38 999**	**103 171**	**997 666**	**100 278**	**1 097 944**
	78 191	54 817	912 116	25 335	34 015	34 916	94 266	1 006 382	75 233	1 081 615
	1 308	**1 317**	**1 311**	**1 258**	**1 309**	**1 311**	**1 295**	**1 310**	**1 246**	**1 304**
	1 162	1 164	1 165	1 168	1 169	1 176	1 171	1 166	1 210	1 169
	106 801	**67 324**	**1 173 015**	**37 689**	**44 780**	**51 125**	**133 594**	**1 306 609**	**110 328**	**1 416 937**
	90 880	63 793	1 063 044	29 587	39 768	41 051	110 406	1 173 450	91 067	1 264 517
	82 040	**61 680**	**884 937**	**26 772**	**33 734**	**40 953**	**101 459**	**986 396**	**89 315**	**1 075 711**
	71 607	51 988	746 027	22 077	29 457	37 808	89 342	835 369	74 594	909 963
	(173)	**(54)**	**4 715**	**593**	**632**	**545**	**1 770**	**6 485**	**7 296**	**13 781**
	(20)	8	(3 461)	(541)	(593)	(561)	(1 695)	(5 156)	9 006	3 850
	81 867	**61 626**	**889 652**	**27 365**	**34 366**	**41 498**	**103 229**	**992 881**	**96 611**	**1 089 492**
	71 587	51 996	742 566	21 536	28 864	37 247	87 647	830 213	83 600	913 813
	24 934	**5 698**	**283 363**	**10 324**	**10 414**	**9 627**	**30 365**	**313 728**	**13 717**	**327 445**
	19 293	11 797	320 478	8 051	10 904	3 804	22 759	343 237	7 467	350 704
	8 764	**5 727**	**153 554**	**377**	**11 978**	**7 030**	**19 385**	**172 939**	**98 162**	**271 101**
	7 607	4 281	138 832	366	1 214	2 681	4 261	143 093	8 367	151 460
	1 005	**1 203**	**994**	**907**	**995**	**1 057**	**993**	**994**	**1 068**	**1 000**
	916	949	816	854	860	1 066	935	828	1 028	841
	116	**141**	**147**	**4**	**11**	**25**	**8**	**54**	**33**	**52**
	100	111	120	3	9	23	7	46	39	45
	1 113	**1 314**	**1 166**	**920**	**1 348**	**1 239**	**1 183**	**1 168**	**1 152**	**1 167**
	1 013	1 027	968	868	896	1 142	980	969	1 143	981
	1 146	**1 354**	**1 187**	**926**	**1 019**	**1 278**	**1 090**	**1 177**	**1 241**	**1 182**
	1 059	1 064	983	866	906	1 179	996	982	1 282	1 003
	15	**–**	**11**	**28**	**(2)**	**6**	**10**	**11**	**(56)**	**6**
	13	12	17	24	23	2	15	17	14	16





FY17 RESULTS

RAND AND US$ RESULTS
FOR THE YEAR ENDED
30 JUNE 2017

CONDENSED CONSOLIDATED INCOME STATEMENTS (RAND)

		Year ended	
Figures in million	Notes	30 June 2017 (Reviewed)	30 June 2016 (Audited)
Revenue	10	**19 264**	18 334
Cost of sales	2	**(19 639)**	(15 786)
Production costs		**(14 812)**	(13 250)
(Impairment)/Reversal of impairment of assets	8	**(1 718)**	43
Amortisation and depreciation		**(2 519)**	(2 170)
Other items		**(590)**	(409)
Gross profit/(loss)		**(375)**	2 548
Corporate, administration and other expenditure		**(517)**	(409)
Exploration expenditure		**(241)**	(191)
Gains on derivatives	3	**1 025**	446
Other operating expenses	4	**(886)**	(802)
Operating profit/(loss)		**(994)**	1 592
Gain on bargain purchase	5	**848**	-
Loss on liquidation of subsidiaries		**(14)**	-
Profit/(loss) from associates	9	**(22)**	7
Investment income		**268**	256
Finance cost		**(234)**	(274)
Profit/(loss) before taxation		**(148)**	1 581
Taxation	6	**510**	(632)
Current taxation		**(488)**	(123)
Deferred taxation		**998**	(509)
Net profit for the year		**362**	949
Attributable to:			
Owners of the parent		**362**	949
Earnings per ordinary share (cents)	7		
Basic earnings		**83**	218
Diluted earnings		**79**	213

The accompanying notes are an integral part of these condensed consolidated financial statements.

The condensed consolidated provisional financial statements (condensed consolidated financial statements) for the year ended 30 June 2017 have been prepared by Harmony Gold Mining Company Limited's corporate reporting team headed by Herman Perry CA(SA). This process was supervised by the financial director, Frank Abbott CA(SA) and approved by the board of Harmony Gold Mining Company Limited on 15 August 2017. These condensed consolidated financials have been reviewed by the group's external auditors, PricewaterhouseCoopers Incorporated (see note 20).

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (RAND)

		Year ended	
Figures in million	Notes	30 June 2017 (Reviewed)	30 June 2016 (Audited)
Net profit for the year		362	949
Other comprehensive income for the year, net of income tax		818	143
Items that may be reclassified subsequently to profit or loss:		821	139
Foreign exchange translation gain/(loss)		(322)	139
Remeasurement of Rand gold contracts	10		
Unrealised gain on Rand gold contracts		2 172	-
Released to revenue		(728)	-
Released to gains on derivatives		(16)	-
Deferred taxation thereon		(285)	-
Items that will not be reclassified to profit or loss:		(3)	4
Remeasurement of retirement benefit obligation			
Actuarial gain/(loss) recognised during the period		(1)	3
Deferred taxation thereon		(2)	1
Total comprehensive income for the year		**1 180**	1 092
Attributable to:			
Owners of the parent		1 180	1 092

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (RAND)

FOR THE YEAR ENDED 30 JUNE 2017

Figures in million	Share capital	Other reserves	Accumulated loss	Total
Balance - 30 June 2016	28 336	4 252	(4 409)	28 179
Share-based payments	-	371	-	371
Net profit for the year	-	-	362	362
Other comprehensive income for the year	-	818	-	818
Dividends paid[1]	-	-	(439)	(439)
Balance - 30 June 2017 (Reviewed)	28 336	5 441	(4 486)	29 291
Balance - 30 June 2015	28 324	3 787	(5 358)	26 753
Share-based payments	-	322	-	322
Reversal of provision for odd lot repurchases	12	-	-	12
Net profit for the year	-	-	949	949
Other comprehensive income for the year	-	143	-	143
Balance - 30 June 2016 (Audited)	28 336	4 252	(4 409)	28 179

[1] *Dividend of 50 SA cents declared on 15 August 2016 and dividend of 50 SA cents declared on 31 January 2017.*

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED BALANCE SHEETS (RAND)

Figures in million	Notes	At 30 June 2017 (Reviewed)	At 30 June 2016 (Audited)
ASSETS			
Non-current assets			
Property, plant and equipment	8	30 044	29 919
Intangible assets	8	603	870
Restricted cash		64	62
Restricted investments		2 658	2 496
Investments in associates	9	46	-
Investments in financial assets		4	5
Inventories		38	37
Trade and other receivables		185	172
Derivative financial assets	10	306	-
Total non-current assets		33 948	33 561
Current assets			
Inventories	5	1 127	1 167
Restricted cash		18	17
Trade and other receivables		1 003	660
Derivative financial assets	10	1 541	369
Cash and cash equivalents		1 246	1 256
Total current assets		4 935	3 469
Total assets		38 883	37 030
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital		28 336	28 336
Other reserves		5 441	4 252
Accumulated loss		(4 486)	(4 409)
Total equity		29 291	28 179
Non-current liabilities			
Deferred tax liabilities	6	1 702	2 413
Provision for environmental rehabilitation	5	2 638	2 183
Provision for silicosis settlement	11	917	-
Retirement benefit obligation		179	169
Other non-current liabilities		13	16
Borrowings	12	299	2 039
Total non-current liabilities		5 748	6 820
Current liabilities			
Borrowings	12	1 834	300
Trade and other payables		2 010	1 731
Total current liabilities		3 844	2 031
Total equity and liabilities		38 883	37 030

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (RAND)

Figures in million	Notes	Year ended 30 June 2017 (Reviewed)	30 June 2016 (Audited)
Cash flow from operating activities			
Cash generated by operations		4 346	4 659
Interest and dividends received		75	74
Interest paid		(79)	(155)
Income and mining taxes paid		(538)	(65)
Cash generated by operating activities		3 804	4 513
Cash flow from investing activities			
Increase in restricted cash		(1)	(12)
Decrease in amounts invested in restricted investments		7	39
Loan to associate repaid		-	7
Loan to ARM BBEE Trust		-	(200)
Cash on acquisition of Hidden Valley	5	459	-
Net additions to property, plant and equipment	14	(3 924)	(2 433)
Cash utilised by investing activities		(3 459)	(2 599)
Cash flow from financing activities			
Borrowings raised	12	699	300
Borrowings repaid	12	(710)	(2 045)
Dividends paid		(439)	-
Cash utilised by financing activities		(450)	(1 745)
Foreign currency translation adjustments		95	20
Net increase/(decrease) in cash and cash equivalents		(10)	189
Cash and cash equivalents - beginning of year		1 256	1 067
Cash and cash equivalents - end of year		1 246	1 256

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2017 (RAND)

1 Accounting policies

Basis of accounting

The condensed consolidated financial statements for the year ended 30 June 2017 are prepared in accordance with the requirements of the JSE Limited Listings Requirements for provisional reports and the requirements of the Companies Act no. 71 of 2008 of South Africa. The Listings Requirements require provisional reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and to also, as a minimum, contain the information required by IAS 34 *Interim Financial Reporting*. The accounting policies applied in the preparation of the condensed consolidated financial statements are in terms of IFRS and are consistent with those applied in the previous consolidated annual financial statements, with the exception of the policy for hedge accounting, which was only applicable during 2017.

The following standards, amendments to standards and new interpretations have been adopted with effect 1 July 2016 and had no impact on the results of the group (other than disclosure where relevant):

IFRSs	*Annual Improvements 2012-2014 cycle*
IAS 1 (Amendments)	*Presentation of Financial Statements*

New amendments to standards which had an effect on the condensed consolidated financial statements:

IFRS 11 (Amendments)	*Joint Arrangements - Acquisitions of interests in joint operations*

The principles and disclosure requirements of IFRS 3 *Business Combinations* were applied to the acquisition of an additional interest in a joint operation which related to Harmony's acquisition of Newcrest Mining Limited's (Newcrest) 50% interest in the Hidden Valley operation in Papua New Guinea (PNG). Refer to note 5 for further details.

Management is continuing with its assessment of the new standards that are effective from 1 July 2018, the most prominent being IFRS 9 *Financial Instruments*, and IFRS 15 *Revenue from Contracts with Customers*. Further analysis of the potential impact of the standards still indicates that they will not have a significant impact on the financial statements.

The line items "Social investment expenditure", "Loss on scrapping of property, plant and equipment" and "Foreign exchange translation" were presented separately in the income statement for 2016. These line items have been included within "Other operating expenses" for 2017.

2 Cost of sales

	Year ended	
Figures in million	**30 June 2017 (Reviewed)**	30 June 2016 (Audited)
Production costs - excluding royalty[1]	**14 597**	13 079
Royalty expense	**215**	171
Amortisation and depreciation	**2 519**	2 170
Impairment/(Reversal of impairment) of assets[2]	**1 718**	(43)
Rehabilitation expenditure/(credit)[3]	**23**	(41)
Care and maintenance cost of restructured shafts	**109**	114
Employment termination and restructuring costs[4]	**74**	16
Share-based payments	**391**	329
Other	**(7)**	(9)
Total cost of sales	**19 639**	15 786

[1] *Production costs increased for 2017 as a result of increases in labour costs (annual increases and bonuses) and consumables together with the inclusion of 100% of Hidden Valley from November 2016.*

[2] *The impairment of the long-lived assets in 2017 consist of: Kusasalethu shaft (R678 million), Tshepong Operations (R255 million) and Target 1 shaft (R785 million). The net reversal of impairment in 2016 consists of a reversal of impairment of R738 million on Doornkop, offset by an impairment of R466 million on Hidden Valley and R229 million on Masimong. There were no reversals recognised in 2017. Refer to note 8 for further details.*

[3] *Included in the total for 2017 is a credit of R109 million (2016: R110 million) relating to the change in estimate following the annual reassessment of the provision for environmental rehabilitation.*

[4] *Included in the total for 2017 is R61 million relating to consulting and contractor fees for the optimisation of the Hidden Valley operation.*

3 Gains on derivatives

Gains on derivatives include the fair value movements of derivatives which have not been designated as hedging instruments for hedge accounting purposes, the amortisation of day one gains and losses for hedging instruments and the hedging ineffectiveness.

	Year ended	
Figures in million	30 June 2017 (Reviewed)	30 June 2016 (Audited)
Unrealised derivative gain/(loss)[1]	100	369
Realised derivative gain[1]	1 019	77
Day one loss amortisation	(94)	-
Total gains on derivatives	**1 025**	446

[1] *Relates primarily to the foreign exchange hedging contracts. Refer to note 10.*

4 Other operating expenses

	Year ended	
Figures in million	30 June 2017 (Reviewed)	30 June 2016 (Audited)
Social investment expenditure	74	58
Loss on scrapping of property, plant and equipment (refer to note 8)	140	64
Foreign exchange translation[1] (refer to note 12)	(194)	638
Silicosis settlement provision (refer to note 11)	917	-
Profit on sale of property, plant and equipment	(42)	(7)
Other	(9)	49
Total other operating expenses	**886**	802

[1] *The gains arising from the foreign exchange hedging contracts were previously included as part of the foreign exchange translation gain/loss line. The derivative gains and losses are now included in the gains from derivatives (refer to note 3). As a result, the foreign exchange translation gain/loss has been re-presented for 2016 to exclude the gains on derivatives.*

5 Acquisition of full ownership of Hidden Valley

Background prior to the transaction

The group had a 50% interest in the mining and exploration assets located in the Morobe province, PNG. Newcrest owned the remaining 50% interest in these assets. The assets include the Hidden Valley mine and the Wafi-Golpu projects. This partnership was formed during the 2009 financial year through a range of transactions, and was completed by 30 June 2009. This partnership was considered a joint arrangement and was accounted for as a joint operation.

Hidden Valley transaction

On 19 September 2016 Harmony announced the agreement to purchase Newcrest PNG 1 Ltd, the wholly owned subsidiary of Newcrest which holds Newcrest's 50% interest in the Hidden Valley joint venture, for a cash consideration of US$1. As part of the transaction, Newcrest made a once-off contribution of US$22.5 million (R309 million) towards Hidden Valley's future estimated environmental liability. The transaction was conditional upon certain regulatory approvals which were obtained on 25 October 2016 and Harmony gained control over Hidden Valley from this date.

The completion of the transaction gives Harmony 100% ownership of the Hidden Valley mine and surrounding exploration tenements. The acquisition of the additional 50% interest in the Hidden Valley mine is aligned with the group's growth aspirations. The Hidden Valley operation is an open-pit gold and silver mining operation which includes the processing plant. The mine reached commercial levels of production in the 2009 financial year. There is an established quality management team that have good relationships with key stakeholders including the community and a stable workforce. Full ownership of the mine has enabled management to commit to the re-investment of capital at the operation (previously delayed by the joint venture partners) and commence the stripping of stages 5 and 6 which is expected to extend the life of mine of the operation.

Since the close of the transaction, the additional 50% interest in Hidden Valley contributed revenue of R583 million and R52 million profit to the group. If the acquisition had occurred on 1 July 2016, the group's unaudited consolidated revenue would have increased by R533 million and profit would have decreased by R34 million.

IFRS does not currently provide guidance how to account for step-up transactions from joint operations to control and the group has elected to apply the principles of IFRS 3 to such transactions. The purchase price allocation was initially prepared on a provisional basis in accordance with IFRS 3.

5 Acquisition of full ownership of Hidden Valley (continued)

No new information has been obtained since the acquisition date about facts and circumstances that existed at the acquisition date requiring adjustments to the below amounts, or any additional provisions that existed at the date of acquisition, and therefore accounting for the acquisition has been concluded.

Consideration transferred

The cash consideration paid to acquire Newcrest's 50% interest in Hidden Valley amounted to US$1. The group acquired a cash balance of R459 million which is presented within the cash flow statement as a net inflow of cash from investing activities. The cash paid by Newcrest as a once-off contribution to the rehabilitation liability is included in the cash balance presented as part of the net assets acquired in the transaction.

Acquisition related costs

The Group incurred acquisition related costs of R4 million on advisory and legal fees. These costs are recognised as transaction costs as part of corporate and administrative expenses.

Identifiable assets acquired and liabilities assumed

The fair value of the identifiable net assets acquired was determined on the expected discounted cash flows based on the life-of-mine plan of Hidden Valley at a post-tax real discount rate of 12.53%, exchange rate of PGK/US$3.17, gold price of US$1 189/oz and silver price of US$17.80/oz. The valuation was performed at 26 October 2016. The fair values are as follows:

Figures in million	Previously held interest	Acquired interest[1]	Total (100%)
Fair value of identifiable net assets acquired			
Property, plant and equipment	636	636	1 272
Inventories (current)	491	491	982
Trade and other receivables (current)	22	19	41
Cash and cash equivalents	54	459	513
Provision for environmental rehabilitation	(483)	(483)	(966)
Trade and other payables (current)	(114)	(274)	(388)
	606	848	1 454
Less fair value of previously held interest[2]			(606)
Net fair value of identifiable net assets acquired			**848**

[1] Harmony acquired the legal entity which held Newcrest's interest in Hidden Valley. This subsidiary contained certain assets and liabilities which were different to those held by Harmony with respect to its interest in Hidden Valley.

[2] The fair value of the previously held interest equalled the carrying amount of the assets and liabilities recognised by Harmony relating to the previously held interest at the date of acquisition and no gain or loss was recognised with respect to the deemed disposal of the previously held interest.

The fair value of the previously held interest at 30 June 2016 was R615 million which consisted of Harmony's long term assets and related rehabilitation provision for its interest in Hidden Valley totalling R319 million and the working capital relating to Harmony's interest in Hidden Valley totalling R296 million.

On the date of acquisition, the fair value of the previously held interest does not equal 50% of the fair value of the total identifiable assets and liabilities assumed primarily because the acquired legal entity which held Newcrest's interest in Hidden Valley included the cash paid by Newcrest (R309 million or US$22.5 million) and other assets and liabilities which differed from the assets and liabilities held in Harmony's previously held interest.

Gain on bargain purchase

A gain on bargain purchase arising from the acquisition has been determined as follows:

Figures in million	
Consideration paid	-
Fair value of identifiable net assets acquired	848
Gain on bargain purchase	**848**

Since Harmony only paid US$1 for the 50% share a gain on bargain purchase results. A strategic review of the Hidden Valley operation conducted by Newcrest resulted in their decision to exit the operation as it represented a non-core asset.

6 Taxation

Current taxation expense increased for the year ended 30 June 2017 compared to the previous year, due to the utilisation of assessed losses and unredeemed capital at most of the South African operations in the prior year as well as the inclusion of derivative gains in determining taxable income.

The weighted average deferred tax rates for most South African companies decreased as a result of decreased forecast profitability of these operations. The deferred tax rate for Freegold decreased from 20.0% to 12.5% and for Randfontein (consisting of Doornkop and Kusasalethu) decreased from 10.1% to 3.8%. The effect of these decreases resulted in the credit to the income statement in 2017.

7 Earnings per ordinary share

	Year ended	
	30 June 2017 (Reviewed)	30 June 2016 (Audited)
Weighted average number of shares (million)	**438**	436
Weighted average number of diluted shares (million)	**459**	446
Total earnings per share (cents):		
Basic earnings	**83**	218
Diluted earnings	**79**	213
Headline earnings	**298**	221
Diluted headline earnings	**284**	216
Figures in million		
Reconciliation of headline earnings:		
Net profit	**362**	949
Adjusted for:		
Gain on bargain purchase[1]	**(848)**	-
Loss on liquidation of subsidiary[1]	**14**	-
Impairment/(Reversal of impairment) of assets	**1 718**	(43)
Taxation effect on impairment/reversal of impairment of assets	**(26)**	12
Profit on sale of property, plant and equipment	**(42)**	(7)
Taxation effect on profit on sale of property, plant and equipment	**7**	1
Loss on scrapping of property, plant and equipment	**140**	64
Taxation effect on loss on scrapping of property, plant and equipment	**(19)**	(12)
Headline earnings	**1 306**	964

[1] *There is no taxation effect on this item.*

8 Property, plant and equipment and intangible assets

(a) Acquisition of Hidden Valley

Refer to note 5 for details of the property, plant and equipment acquired as part of the Hidden Valley transaction.

(b) Impairment/reversal of impairment of property, plant and equipment and goodwill

The recoverable amount of mining assets is generally determined utilising real discounted future cash flows. One of the most significant assumptions that influence the group's operations' life-of-mine plans, and therefore impairment, is the expected gold price. During this year's planning and testing, commodity price and exchange rate assumptions as per the table below were used. Post-tax real discount rates ranging between 8.98% and 11.92% (2016: 8.43% and 11.77%), depending on the asset, were used to determine the recoverable amounts (fair value less costs to sell).

	2018 onwards
US$ gold price ($/ounce)	1 200
US$ silver price ($/ounce)	17.00
Exchange rate (R/US$)	13.61
Exchange rate (PGK/US$)	3.16
Rand gold price (R/kg)	525 000

8 Property, plant and equipment and intangible assets (continued)

(b) Impairment/reversal of impairment of property, plant and equipment and goodwill (continued)
For South African operations, values of US$32.69, US$18.68 and US$4.67 per ounce were used for measured, indicated and inferred resources, respectively. For Hidden Valley, US$5.84 per ounce was used for indicated and inferred resources.

The impairment assessment performed resulted in an impairment loss of R1.7 billion for the 2017 financial year. The slight decrease in the gold price used in the life-of-mine plans, together with cost inflation, impacted negatively on margins. This, as well as increases in the discount rates used, contributed to the lower recoverable amounts.

- An impairment of R785 million was recorded for Target 1, resulting in a recoverable amount of R2.0 billion. Information gained from the underground drilling during the year indicated that some areas of the bottom reef of the Dreyerskuil are highly channelised, which negatively impacted on the overall grade for the operation. These areas were subsequently excluded from the life-of-mine plan. This, together with the general pressure on margins, reduced the profitability of the operation over its life and contributed to the decrease in the recoverable amount.

- An impairment of R678 million was recorded for Kusasalethu mainly following a reduction in the additional attributable resource value as a result of a decrease in the ounces. The company investigated the viability of a decline to extend the life. The business case showed that the option was not feasible and therefore the resource ounces were reduced. The recoverable amount of the operation is R 2.8 billion.

- An impairment of R255 million was recorded for Tshepong Operations resulting in a recoverable amount of R7.8 billion. Due to the integration of Tshepong and Phakisa as of 1 July 2017, the two cash generating units (CGUs) were combined for impairment testing for the first time. The carrying amount of the combined CGU included goodwill of R581 million. The planned improvement to the environmental conditions at the operation resulted in additional capital expenditure, which impacted on the recoverable amount. The impairment has been allocated to the CGU's goodwill, which is included in intangible assets.

The recoverable amounts for these assets were determined on a fair value less costs to sell basis using the assumptions above in discounted cash flow models and attributable resource values. These are fair value measurements classified as level 3.

The sensitivity scenario of a 10% decrease in the commodity price used in the discounted cash flow models and the resource values used (with all other variables held constant) would have resulted in additional impairments as follows:

Figures in million	
Tshepong Operations	3 439
Kusasalethu	1 374
Hidden Valley	1 041
Target 1	1 006
Doornkop	934
Masimong	395
Other surface operations	257
Unisel	221
Bambanani	128

(c) Loss on scrapping of property, plant and equipment
An amount of R140 million was recorded for various operations as a result of the abandonment of individual surface assets that are no longer core to the business or in use.

9 Investments in associate

Harmony's gross portion of the subordinated shareholders' loan extended to Rand Refinery Proprietary Limited (Rand Refinery) in December 2014 amounted to R120 million. The loan formed part of the net investment in associate and was included in Trade and other receivables. On 5 June 2017, the loan was converted into redeemable preference shares. The fair value of the loan on the date of the conversion was R71 million, resulting in a loss of R15 million being recognised. The fair value was determined using a discounted cash flow model which included expected dividends and redemption amounts at a discount rate of 17.6%. The fair value measurement is classified as a level 3 model and is non-recurring.

Harmony's share of losses from associates amounted to R7 million for the year, which have been accounted for as part of the investment in associates. The cumulative losses of R25 million result in the net investment balance of R46 million at 30 June 2017.

10 Derivative financial assets

Figures in million	At 30 June 2017 (Reviewed)	At 30 June 2016 (Audited)
Non-current	306	-
Rand gold contracts (a)	298	-
US$ commodity contracts (b)	8	-
Current	1 541	369
Rand gold contracts (a)	1 080	-
US$ commodity contracts (b)	12	-
Foreign exchange hedging contracts (c)	449	369

(a) During the year Harmony started a hedging programme and entered into Rand gold forward sale derivative contracts (Rand gold contracts). At 30 June 2017, the volume of open contracts is 10 077 kg (324 000 oz) spread over 21 months at an average forward sale price of R693 437/kg. Cash flow hedge accounting is applied to these contracts, resulting in the effective portion of the unrealised gains and losses being recorded in other comprehensive income (other reserves). During the year ended 30 June 2017, the contracts that matured realised a gain of R744 million, of which R728 million has been included in revenue and the ineffective portion of R16 million in gains on derivatives. The unamortised portion of the day one gain or loss amounted to R34 million on 30 June 2017.

(b) During May 2017, Harmony began a hedging programme for Hidden Valley by entering into commodity hedging contracts. The contracts comprise US$ gold forward sale derivative contracts as well as silver zero cost collars which establish a minimum (floor) and maximum (cap) silver sales price. At 30 June 2017, the volume of open contracts is 1 991 kg (64 000 oz) for the gold contracts at an average of US$1 276/oz and 30 170 kg (970 000 oz) for the silver contracts, spread over 18 months. The weighted average prices for the silver contracts are as follows: cap US$18.10/oz and floor US$17.10/oz. Hedge accounting is not applied and the resulting gains and losses are recorded in gains on derivatives in the income statement.

(c) Harmony has entered into foreign exchange hedging contracts (forex hedging contracts) in the form of zero cost collars, which establish a floor and cap US$/Rand exchange rate at which to convert US dollars to Rands. The nominal value of open forex hedging contracts at 30 June 2017 is US$422 million (30 June 2016: US$500 million). The hedging contracts are spread over a 12-month period with a weighted average cap price of US$1=R 15.53 (30 June 2016: US$1=R18.27) and weighted average floor price of US$1=R14.41 (30 June 2016: US$1=R15.55). As hedge accounting is not applied, the resulting gains and losses have been recorded in gains on derivatives in the income statement (refer to note 3).

11 Provision for silicosis settlement

Harmony and certain of its subsidiaries (Harmony group), together with other mining companies, are named in a class action for silicosis and tuberculosis which was certified by the Johannesburg High Court in May 2016. The companies requested leave to appeal to the Supreme Court of Appeal, which was granted on 13 September 2016 and is scheduled to be heard from 19 – 23 March 2018.

A gold mining industry working group consisting of African Rainbow Minerals Limited, Anglo American South Africa Limited, AngloGold Ashanti Limited, Gold Fields Limited, Sibanye Gold Limited and Harmony (collectively the working group) was formed in November 2014 to address issues relating to the compensation and medical care for occupational lung diseases in the gold mining industry in South Africa. Essentially, the companies are seeking a comprehensive and sustainable solution which deals with both the legacy compensation issues and future legal frameworks which, while being fair to employees, also ensures the future sustainability of companies in the industry. The working group has engaged all stakeholders on these matters, including government, organised labour, other mining companies and legal representatives of claimants who have filed legal suits against the companies. The Working Group believes that achieving a comprehensive settlement which is fair to past, present and future employees and sustainable for the sector is preferable to protracted litigation.

The facts of the matter have previously been disclosed as a contingent liability. As a result of the progress made by the working group and the status of negotiations with affected stakeholders, management is now in a position to reasonably estimate Harmony's share of a possible settlement of the class action claims and related costs within an acceptable range. A pre-tax charge of R917 million has been recognised in the results for the year ending 30 June 2017.

11 Provision for silicosis settlement (continued)

The assumptions that were made in the determination of the provision amount include:

- Silicosis prevalence rates;
- Estimated settlement per claimant;
- Benefit take-up rates;
- The contributions to fund the benefit payments and administration costs;
- An appropriate discount rate; and
- Inflation.

There is uncertainty with regard to the rate at which potential claims would be reported as well as the benefit take-up rates.

The ultimate outcome of these matters remains uncertain, with a possible failure to reach a settlement or to obtain the requisite court approval of the settlement. The provision recorded in the financial statements is consequently subject to adjustment or reversal in the future, depending on the progress of the working group discussions and stakeholder consultations, and the ongoing legal proceedings.

12 Borrowings

During the year ended 30 June 2017:

- R300 million was repaid on the R1.3 billion Nedbank revolving credit facility (RCF) in July 2016. The facility matured during February 2017 and was replaced with a new R1 billion Nedbank RCF with similar terms to the previous facility. During March 2017, R300 million was drawn down on the new facility.

- US$30 million (R410 million) was repaid on the US$ RCF between August and November 2016. US$30 million (R399 million) was drawn down on the facility during April 2017.

Figures in million	US$ facility US dollar	Rand facility SA rand
Borrowings summary at 30 June 2017		
Facility	250	1 000
Drawn down	140	300
Undrawn committed borrowing facilities	110	700
Maturity	February 2018	February 2020
Interest rate	LIBOR + 3%	JIBAR + 3.15%

The foreign exchange translation movements on the US$ loan are as follows:

	Year ended	
Figures in million	30 June 2017 (Reviewed)	30 June 2016 (Audited)
Translation gain/(loss) on US$ revolving credit facility	**214**	(665)
Rand/US$ exchange rate:		
Closing/spot	**13.11**	14.72
Average	**13.60**	14.50

At 30 June 2017, the drawn amount of US$140 million on the US$ RCF is repayable within 12 months and has been reclassified as current. Management has concluded a new US$ facility. Refer to note 17 for details after the reporting date.

13 Financial risk management activities

Commodity price sensitivity

The profitability of the group's operations, and the cash flows generated by those operations, are affected by changes in the market price of gold, and in the case of Hidden Valley, silver as well. During 2017, Harmony entered into derivative contracts to manage the variability in cash flows from the group's production, in order to create cash certainty and protect the group against lower commodity prices. The limits currently set by the Board are for 20% of the production from gold and 25% from silver over a 24-month period. Management continues to top-up these programmes as and when opportunities arise to lock in attractive margins for the business.

The variability in the price of gold is managed by entering into gold forward sales contracts for the portion of the group's production. The production of the South African operations is linked to Rand gold forward contracts. These contracts have been designated as cash flow hedging instruments and hedge accounting has been applied. US$ gold forward contracts were entered into for the production from Hidden Valley, which were not designated as hedging instruments for hedge accounting and are accounted for in the income statement.

The variability in to the price of silver for Hidden Valley is managed by entering into US$ zero cost collars. These contracts have not been designated as hedging instruments for hedge accounting and are accounted for in the income statement.

Refer to note 3 and 10 and the fair value determination section below for further detail on these contracts.

Fair value determination
The fair value levels of hierarchy are as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets;
Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset, either directly or indirectly (that is, as prices) or indirectly (that is derived from prices);
Level 3: Inputs for the asset that are not based on observable market data (that is unobservable inputs).

The following table presents the group's assets and liabilities that are measured at fair value at reporting date:

	Fair value hierarchy level	At 30 June 2017 (Reviewed)	At 30 June 2016 (Audited)
Available-for-sale financial assets			
Investment in financial assets[1]	Level 3	4	5
Fair value through profit or loss financial assets			
Restricted investments[2]	Level 2	840	639
Derivative financial assets[3]	Level 2	1 847	369

[1] *Level 3 fair values have been valued by the directors by performing independent valuations on an annual basis.*

[2] *The majority of the level 2 fair values are directly derived from the Top 40 index on the JSE, and are discounted at market interest rate. This relates to equity-linked deposits in the group's environmental rehabilitation trust funds. The balance of the environmental trust funds are held to maturity and therefore not disclosed here.*

[3] *The mark-to market remeasurement of the following contracts is derived from:*
- ***Forex hedging contracts** (zero cost collars): a Black-Scholes valuation technique, derived from spot Rand/US$ exchange rate inputs and discounted at market interest rate.*
- ***Rand gold hedging contracts** (forward sale contracts): spot Rand/US$ exchange rate, Rand and dollar interest rates (forward points), spot US$ gold price, differential between the US interest rate and gold lease interest rate which is discounted at market interest rate.*
- ***US$ gold hedging contracts** (forward sale contracts): spot US$ gold price, differential between the US interest rate and gold lease interest rate and discounted at market interest rate.*
- ***Silver hedging contracts** (zero cost collars): a Black-Scholes valuation technique, derived from spot US$ silver price and discounted at market interest rate.*

For all other financial instruments, fair value approximates carrying value.

14 Net additions to property, plant and equipment

Figures in million	Year ended 30 June 2017 (Reviewed)	30 June 2016 (Audited)
Capital expenditure - operations	2 354	2 152
Additions resulting from development at Hidden Valley	1 335	-
Capital and capitalised exploration and evaluation expenditure for Golpu	197	240
Additions resulting from stripping activities	77	42
Other[1]	(39)	(1)
Net additions	3 924	2 433

[1] *Includes sale of Ernest Oppenheimer Hospital in 2017.*

15 Commitments and contingencies

Figures in million	At 30 June 2017 (Reviewed)	At 30 June 2016 (Audited)
Capital expenditure commitments:		
Contracts for capital expenditure	187	264
Authorised by the directors but not contracted for	789	516
	976	780

This expenditure will be financed from existing resources and, where appropriate, borrowings.

Contingent liabilities

For a detailed disclosure on contingent liabilities refer to Harmony's annual financial statements for the financial year ended 30 June 2016. Except as disclosed in note 11, there were no significant changes in contingencies since 30 June 2016.

16 Related parties

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group.

(a) Movement in shares owned by directors/prescribed officers for year ended 30 June 2017:

Name of director/prescribed officer	Shares purchased in open market	Shares sold in open market	Performance shares vested and retained
Frank Abbott (Financial director)[1]	-	-	84 952
Beyers Nel (Chief Operating Officer: SA)	-	-	14 646
Johannes van Heerden (Chief executive officer (South East Asia))	-	-	25 000

[1] *These shares have been voluntarily locked-up in terms of the minimum shareholding requirement of the 2006 Share Plan but remains beneficially owned.*

(b) Refer to note 5 for details on the transaction related to the Hidden Valley acquisition.

17 Subsequent events

(a) On 28 July 2017, Harmony entered into an agreement for a new three-year syndicated facility of US$350 million (US$175 million term loan plus US$175 million revolving credit facility). The facility was negotiated on similar terms to the previous facility. Management has signed and executed the new facility and all the conditions precedent were fulfilled by 15 August 2017.

(b) On 15 August 2017, the board declared a final dividend for the 2017 year of 35 SA cents per share, payable on 16 October 2017.

18 Segment report

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (CODM). The CODM has previously been identified as the executive committee (Exco). During April 2017, the top management structure was changed, creating a group CEO's office consisting of the chief executive officer, financial director, director corporate affairs and chief operating officer: new business. The group CEO's office has replaced Exco as the CODM. There has been no change to the information reported to the CODM.

The segment report follows on page 30

19 Reconciliation of segment information to condensed consolidated income statements and balance sheets

The "Reconciliation of segment information to condensed consolidated financial statements" line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the financial statements and segment report.

Figures in million	Year ended 30 June 2017 (Reviewed)	30 June 2016 (Audited)
Reconciliation of production profit to gross profit		
Total segment revenue	**19 264**	18 334
Total segment production costs	**(14 812)**	(13 250)
Production profit per segment report	**4 452**	5 084
Amortisation and depreciation	**(2 519)**	(2 170)
(Impairment)/Reversal of impairment of assets	**(1 718)**	43
Other cost of sales items	**(590)**	(409)
Gross profit/(loss) as per income statements[1]	**(375)**	2 548

[1] *The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.*

Figures in million	At 30 June 2017 (Reviewed)	At 30 June 2016 (Audited)
Reconciliation of total segment mining assets to consolidated property, plant and equipment		
Property, plant and equipment not allocated to a segment		
Mining assets	**713**	657
Undeveloped property	**5 139**	5 139
Other non-mining assets	**177**	168
Wafi-Golpu assets	**1 790**	1 785
	7 819	7 749

20 Review conclusion

These condensed consolidated financial statements for the year ended 30 June 2017 have been reviewed by PricewaterhouseCoopers Inc., who expressed an unmodified review conclusion thereon. A copy of the auditor's review conclusion is available for inspection at the company's registered office, together with the financial statements identified in the auditor's report.

SEGMENT REPORT (RAND/METRIC)

FOR THE YEAR ENDED 30 JUNE 2017 (RAND)

	Revenue 30 June		Production cost 30 June		Production profit 30 June		Mining assets 30 June		Capital expenditure# 30 June		Kilograms produced* 30 June		Tonnes milled* 30 June	
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	R million		R million		R million		R million		R million		kg		t'000	
South Africa														
Underground														
Tshepong[(a)]	2 760	2 756	2 029	1 844	731	912	4 332	4 161	387	307	4 819	5 031	1 027	1 088
Phakisa[(a)]	2 302	2 186	1 642	1 375	660	811	4 134	4 246	330	323	4 009	3 988	668	686
Bambanani	1 576	1 617	871	811	705	806	745	807	77	106	2 750	3 013	231	232
Joel	1 309	1 220	936	831	373	389	909	728	243	215	2 246	2 278	514	542
Doornkop	1 553	1 480	1 241	1 047	312	433	2 979	2 984	243	208	2 673	2 730	641	630
Target 1	1 506	1 833	1 345	1 250	161	583	2 021	2 826	324	322	2 669	3 387	745	739
Kusasalethu	2 575	2 078	2 080	1 816	495	262	2 846	3 766	289	360	4 394	3 863	607	668
Masimong	1 452	1 318	1 113	1 038	339	280	433	485	119	110	2 538	2 432	640	650
Unisel	915	925	838	754	77	171	529	543	78	62	1 595	1 704	394	424
Target 3[(b)]	-	-	-	-	-	-	521	526	-	-	-	-	-	-
Surface														
All other surface operations	1 816	1 601	1 404	1 272	412	329	486	448	261	59	3 178	2 972	11 045	10 985
Total South Africa	**17 764**	**17 014**	**13 499**	**12 038**	**4 265**	**4 976**	**19 935**	**21 520**	**2 351**	**2 072**	**30 871**	**31 398**	**16 512**	**16 644**
International														
Hidden Valley	1 500	1 320	1 313	1 212	187	108	2 290	650	1 335	79	2 965	2 257	2 889	1 729
Total international	1 500	1 320	1 313	1 212	187	108	2 290	650	1 335	79	2 965	2 257	2 889	1 729
Total operations	**19 264**	**18 334**	**14 812**	**13 250**	**4 452**	**5 084**	**22 225**	**22 170**	**3 686**	**2 151**	**33 836**	**33 655**	**19 401**	**18 373**
Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 19)							7 819	7 749						
	19 264	18 334	14 812	13 250	4 452	5 084	30 044	29 919	3 686	2 151	33 836	33 655	19 401	18 373

Capital expenditure for international operations excludes expenditure spend on Wafi-Golpu of R197 million (2016: R240 million).

(a) Tshepong and Phakisa are two separate segments for the 2017 year. As of 1 July 2017, they have been integrated into Tshepong Operations and will be treated as one segment for the 2018 year.

(b) Target 3 was placed on care and maintenance in October 2014.

* Production statistics are unaudited and not reviewed.

The segment report for the year ended 30 June 2016 has been audited. The segment report for the year ended 30 June 2017 has been reviewed.

CONDENSED CONSOLIDATED INCOME STATEMENTS (US$)

(CONVENIENCE TRANSLATION)

Figures in million	Year ended 30 June 2017 (Unaudited)	30 June 2016 (Audited)
Revenue	1 417	1 264
Cost of sales	(1 449)	(1 088)
Production costs	(1 090)	(914)
(Impairment)/Reversal of impairment of assets	(131)	3
Amortisation and depreciation	(185)	(149)
Other items	(43)	(28)
Gross profit/(loss)	(32)	176
Corporate, administration and other expenditure	(38)	(28)
Exploration expenditure	(18)	(13)
Gains on derivatives	75	31
Other operating expenses	(65)	(55)
Operating profit/(loss)	(78)	111
Gain on bargain purchase	61	-
Loss on liquidation of subsidiaries	(1)	-
Profit/(loss) from associates	(2)	-
Investment income	20	17
Finance cost	(17)	(19)
Profit/(loss) before taxation	(17)	109
Taxation	37	(43)
Current taxation	(36)	(8)
Deferred taxation	73	(35)
Net profit for the year	20	66
Attributable to:		-
Owners of the parent	20	66
Earnings per ordinary share (cents)		
Basic earnings	5	15
Diluted earnings	5	15

The currency conversion average rates for the year ended 30 June 2017: US$1 = R13.60 (30 June 2016: US$1 = R14.50).

Note on convenience translations

Except where specific statements have been extracted from the 2016 annual financial statements, the requirements of IAS 21, *The Effects of the Changes in Foreign Exchange Rates*, have not necessarily been applied in the translation of the US Dollar financial statements presented on page 31 to 35.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (US$)

(CONVENIENCE TRANSLATION)

Figures in million	Year ended 30 June 2017 (Unaudited)	30 June 2016 (Audited)
Net profit for the year	**20**	66
Other comprehensive income/(loss) for the year, net of income tax	**60**	(375)
Items that may be reclassified subsequently to profit or loss:	**60**	(375)
Foreign exchange translation gain/(loss)	**(24)**	(375)
Remeasurement of derivative instruments		
Unrealised gain on Rand gold contracts	**160**	-
Released to revenue	**(54)**	-
Released to gains on derivatives	**(1)**	-
Deferred taxation thereon	**(21)**	-
Total comprehensive income/(loss) for the year	**80**	(309)
Attributable to:		
Owners of the parent	**80**	(309)

The currency conversion average rates for the year ended 30 June 2017: US$1 = R13.60 (30 June 2016: US$1 = R14.50).

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (US$)

FOR THE YEAR ENDED 30 JUNE 2017 (CONVENIENCE TRANSLATION)

Figures in million	Share capital	Other reserves	Accumulated loss	Total
Balance - 30 June 2016	**2 161**	**324**	**(336)**	**2 149**
Share-based payments	**-**	**28**	**-**	**28**
Net profit for the year	**-**	**-**	**28**	**28**
Other comprehensive income for the year	**-**	**62**	**-**	**62**
Dividends paid	**-**	**-**	**(33)**	**(33)**
Balance - 30 June 2017 (Unaudited)	**2 161**	**414**	**(341)**	**2 234**
Balance - 30 June 2015	4 035	(1 238)	(597)	2 200
Share-based payments	-	22	-	22
Reversal of provision for odd lot repurchases	1	-	-	1
Net profit for the year	-	-	66	66
Other comprehensive loss for the year	-	(375)	-	(375)
Balance - 30 June 2016 (Audited)	4 036	(1 591)	(531)	1 914

[1] *Dividend of 80 SA cents declared on 16 August 2016 and dividend of 60 cents declared on 31 January 2017*

The currency conversion closing rates for the year ended 30 June 2017: US$1 = R13.11 (30 June 2016: US$1 = R14.72).

CONDENSED CONSOLIDATED BALANCE SHEETS (US$)

(CONVENIENCE TRANSLATION)

Figures in million	At 30 June 2017 (Unaudited)	At 30 June 2016 (Audited)
ASSETS		
Non-current assets		
Property, plant and equipment	2 292	2 033
Intangible assets	46	59
Restricted cash	5	4
Restricted investments	203	170
Investments in associates	4	-
Inventories	3	3
Trade and other receivables	14	12
Derivative financial assets	23	-
Total non-current assets	2 590	2 281
Current assets		
Inventories	86	79
Restricted cash	1	1
Trade and other receivables	76	44
Derivative financial assets	118	25
Cash and cash equivalents	95	85
Total current assets	376	234
Total assets	2 966	2 515
EQUITY AND LIABILITIES		
Share capital and reserves		
Share capital	2 161	4 036
Other reserves	414	(1 591)
Accumulated loss	(341)	(531)
Total equity	2 234	1 914
Non-current liabilities		
Deferred tax liabilities	130	164
Provision for environmental rehabilitation	201	148
Provision for silicosis settlement	70	-
Retirement benefit obligation	14	11
Other non-current liabilities	1	1
Borrowings	23	139
Total non-current liabilities	439	463
Current liabilities		
Borrowings	140	20
Trade and other payables	153	118
Total current liabilities	293	138
Total equity and liabilities	2 966	2 515

The balance sheet for 30 June 2017 converted at a conversion rate of US$1 = R13.11 (30 June 2016: US$1 = R14.72).

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (US$)

(CONVENIENCE TRANSLATION)

Figures in million	Year ended 30 June 2017 (Unaudited)	30 June 2016 (Audited)
Cash flow from operating activities		
Cash generated by operations	320	322
Interest and dividends received	6	5
Interest paid	(6)	(11)
Income and mining taxes paid	(40)	(4)
Cash generated by operating activities	280	312
Cash flow from investing activities		
(Increase)/decrease in restricted cash	-	(1)
Decrease in amounts invested in restricted investments	1	3
Loan to ARM BBEE Trust	-	(14)
Cash on acquisition of Hidden Valley	34	-
Net additions to property, plant and equipment	(289)	(168)
Cash utilised by investing activities	(254)	(180)
Cash flow from financing activities		
Borrowings raised	51	24
Borrowings repaid	(52)	(138)
Dividends paid	(32)	-
Cash utilised by financing activities	(33)	(114)
Foreign currency translation adjustments	17	(21)
Net increase/(decrease) in cash and cash equivalents	10	(3)
Cash and cash equivalents - beginning of year	85	88
Cash and cash equivalents - end of year	95	85

The currency conversion average rates for the year ended 30 June 2017: US$1 = R13.60 (30 June 2016: US$1 = R14.50).

Closing balance translated at closing rates of US$1 = R13.11 (30 June 2016: US$1 = R14.72).

The cash flow statement for the year ended 30 June 2016 has been extracted from the 2016 annual financial statements.

SEGMENT REPORT (US$/IMPERIAL)

FOR THE YEAR ENDED 30 JUNE 2017 (CONVENIENCE TRANSLATION)

	Revenue 30 June		Production cost 30 June		Production profit 30 June		Mining assets 30 June		Capital expenditure# 30 June		Ounces produced* 30 June		Tons milled* 30 June	
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	US$ million		US$ million		US$ million		US$ million		US$ million		oz		t'000	
South Africa														
Underground														
Tshepong[a]	203	190	149	127	54	63	330	283	28	21	154 934	161 751	1 132	1 200
Phakisa[a]	169	151	121	95	48	56	315	288	24	22	128 893	128 217	737	756
Bambanani	116	112	64	56	52	56	57	55	6	7	88 415	96 870	254	256
Joel	96	84	69	57	27	27	69	49	18	15	72 211	73 239	567	597
Doornkop	114	102	91	72	23	30	227	203	18	14	85 939	87 772	706	695
Target 1	111	126	99	86	12	40	154	192	24	22	85 809	108 895	822	814
Kusasalethu	189	143	153	125	36	18	217	256	21	25	141 270	124 198	670	736
Masimong	107	91	82	72	25	19	33	33	9	8	81 599	78 190	706	716
Unisel	67	64	62	52	5	12	40	37	6	4	51 280	54 785	436	487
Target 3[b]	-	-	-	-	-	-	40	36	-	-	-	-	-	-
Surface														
All other surface operations	135	110	103	88	32	22	37	30	19	4	102 175	95 553	12 179	12 112
Total South Africa	1 307	1 173	993	830	314	343	1 519	1 462	173	142	992 525	1 009 470	18 209	18 349
International														
Hidden Valley	110	91	97	84	13	7	175	44	98	5	95 327	72 565	3 186	1 906
Total international	110	91	97	84	13	7	175	44	98	5	95 327	72 565	3 186	1 906
Total operations	1 417	1 264	1 090	914	327	350	1 694	1 506	271	147	1 087 852	1 082 035	21 395	20 255

Capital expenditure for international operations excludes expenditure spend on Wafi-Golpu of US$15 million (2016: US$16 million).

(a) *Tshepong and Phakisa are two separate segments for the 2017 year. As of 1 July 2017, they have been integrated into Tshepong Operations and will be treated as one segment for the 2018 year.*

(b) *Target 3 was placed on care and maintenance in October 2014.*

* *Production statistics are unaudited and not reviewed.*

The segment report for the year ended 30 June 2016 has been audited. The segment report for the year ended 30 June 2017 has not been audited.

DEVELOPMENT RESULTS

FY 2017

METRIC

	Reef Meters	Sampled Meters	Channel Width (Cm's)	Channel Value (g/t)	Channel Gold (Cmg/t)
Tshepong					
Basal	1 202	1 092	9,35	141,71	1 325
B Reef	533	482	131,83	5,01	660
All Reefs	**1 735**	**1 574**	**46,86**	**23,93**	**1 121**
Phakisa					
Basal	1 293	1 308	51,74	27,57	1 427
All Reefs	**1 293**	**1 308**	**51,74**	**27,57**	**1 427**
Bambabani					
Basal	130	92	153,04	16,26	2 489
All Reefs	**130**	**92**	**153,04**	**16,26**	**2 489**
Doornkop					
Main Reef	–	189	91,41	4,58	419
South Reef	1 337	1 083	58,13	21,35	1 241
All Reefs	**1 337**	**1 272**	**63,08**	**17,74**	**1 119**
Kusasalethu					
VCR Reef	1 127	1 138	92,96	15,41	1 433
All Reefs	**1 127**	**1 138**	**92,96**	**15,41**	**1 433**
Target 1					
Elsburg	104	116	292,48	5,59	1 636
All Reefs	104	116	292,48	5,59	1 636
Masimong 5					
Basal	1 106	952	81,79	12,75	1 043
B Reef	927	993	90,79	19,68	1 787
All Reefs	**2 034**	**1 945**	**86,38**	**16,47**	**1 423**
Unisel					
Basal	1 042	658	138,48	8,17	1 131
Leader	1 042	946	206.10	5.42	1 116
Middle	118	74	169,68	14,39	2 441
All Reefs	**2 202**	**1 678**	**177,98**	**6,63**	**1 180**
Joel					
Beatrix	1 423	1428	145,67	7,72	1 125
All Reefs	**1 423**	**1 428**	**145,67**	**7,72**	**1 125**
Total Harmony					
Basal	4 773	4 102	63,61	20,23	1 287
Beatrix	1 423	1 428	145,67	7,72	1 125
Leader	1 042	946	206,10	5,42	1 116
B Reef	1 460	1 475	104,20	13,62	1 419
Middle	118	74	169,68	14,39	2 441
Elsburg	104	116	292,48	5,59	1 636
South Reef	1 337	1 083	58,13	21,35	1 241
VCR	1 127	1 138	92,96	15,41	1 433
Main Reef	–	189	91,41	4,58	419
All Reefs	**11 384**	**10 551**	**99,53**	**12,82**	**1 276**

IMPERIAL

	Reef Feet	Sampled Feet	Channel Width (Inch)	Channel Value (oz/t)	Channel Gold (In.oz/t)
Tshepong					
Basal	3 944	3 583	4,00	3,80	15
B Reef	1 748	1 581	52,00	0,15	8
All Reefs	**5 693**	**5 164**	**18,00**	**0,72**	**13**
Phakisa					
Basal	4 241	4 291	20,00	0,82	16
All Reefs	**4 241**	**4 291**	**20,00**	**0,82**	**16**
Bambabani					
Basal	427	302	60,00	0,48	29
All Reefs	**427**	**302**	**60,00**	**0,48**	**29**
Doornkop					
Main Reef	–	620	36,00	0,13	5
South Reef	4 387	3 553	23,00	0,62	14
All Reefs	**4 387**	**4 173**	**25,00**	**0,51**	**13**
Kusasalethu					
VCR Reef	3 698	3 734	37,00	0,44	16
All Reefs	**3 698**	**3 734**	**37,00**	**0,44**	**16**
Target 1					
Elsburg	342	381	115,00	0,16	19
All Reefs	342	381	115,00	0,16	19
Masimong 5					
Basal	3 630	3 123	32,00	0,37	12
B Reef	3 042	3 258	36,00	0,57	21
All Reefs	**6 672**	**6 381**	**34,00**	**0,48**	**16**
Unisel					
Basal	3 418	2 159	55,00	0,24	13
Leader	3 418	3 104	81.00	0.16	13
Middle	387	243	67,00	0,42	28
All Reefs	**7 223**	**5 505**	**70,00**	**0,19**	**14**
Joel					
Beatrix	4 668	4 685	57,00	0,23	13
All Reefs	**4 668**	**4 685**	**57,00**	**0,23**	**13**
Total Harmony					
Basal	15 660	13 458	25,00	0,59	15
Beatrix	4 668	4 685	57,00	0,23	13
Leader	3 418	3 104	81,00	0,16	13
B Reef	4 791	4 839	41,00	0,40	16
Middle	387	243	67,00	0,42	28
Elsburg	342	381	115,00	0,16	19
South Reef	4 387	3 553	23,00	0,62	14
VCR	3 698	3 734	37,00	0,44	16
Main Reef	–	620	36,00	0,13	5
All Reefs	**37 349**	**34 616**	**39,00**	**0,38**	**15**

NOTES

NOTES

ELDRÉ

HARMONY™

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